THE ORIGINAL PROPERTY CATASTROPHE SPECIALIST

ANNUAL REPORT 2003

RESPONSIVE. FOCUSED. EXPERIENCED.

Centrally located in the heart of the Bermuda insurance and reinsurance industry, we are slated to move into our new headquarters in May 2004. At 12,500 square feet, the new facility is more than 150% of the size of our existing office space and will accommodate our future growth. The move is representative of our commitment to our team, our clients and the Bermuda community.



OUR NEW HEADQUARTERS.



OUR BUSINESS.

PXRE. THE ORIGINAL PROPERTY CATASTROPHE SPECIALIST.

RESPONSIVE. FOCUSED. EXPERIENCED.

FINANCIAL HIGHLIGHTS

(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

OPERATIONS FOR THE YEAR	2003	2002	Change
Net premiums written	$ 278,411	$ 294,483	(5)%
Net premiums earned	320,933	269,360	19
Net investment income	26,931	24,893	8
Net realized investment gains	2,447	8,981	(73)
Revenues	355,325	306,666	16
Underwriting income before tax [1]	81,145	60,085	35
Net income before convertible preferred share dividends	96,648	64,545	50
Net income per diluted common share	4.10	3.28	25
Common dividends declared per share	0.24	0.24	—
Return on average shareholders' equity [2]	19.2%	16.5%	
GAAP combined ratio	74.7%	77.7%	
Catastrophe and risk excess premiums written to surplus [3]	0.49:1	0.48:1	
FINANCIAL POSITION, AT YEAR END			
Cash and investments	$1,012,327	$ 805,331	26%
Total assets	1,359,647	1,237,142	10
Reserves for losses and loss expenses	450,635	447,829	1
Shareholders' equity	564,516	453,464	24
Book value per common share [4]	22.24	20.33	9
Statutory surplus:			
PXRE Reinsurance Ltd.	425,839 [5]	70,609	
PXRE Reinsurance Company	425,210	457,217	

(1) Excludes investment income, realized investment gains or losses and interest expense.
(2) Average shareholders' equity is the average of quarterly shareholders' equity.
(3) Based upon beginning of period consolidated statutory surplus.
(4) Assumes conversion of the preferred shares into common shares.
(5) Before inter-company eliminations.

Cat and Risk Net Premiums Written
(in millions)


$300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Revenues
(in millions)


$400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

"AS WE REVIEW 2003 AND LOOK INTO 2004, WE [illegible] PXRE IS HIGHLY PROFITABLE, [illegible] FOCUSED ON ITS CORE UNDERWRITING COMPETENCIES AND [illegible] POSITIONED TO TAKE ADVANTAGE OF THE STRENGTH OF [illegible] RISK EXCESS MARKET."

TO OUR SHAREHOLDERS

For PXRE, 2003 was a year of enormous success that saw the culmination of our efforts on several fronts. Through the consistent effort of the PXRE team we have achieved each of the goals we set out for ourselves in late 2001. We told you that by the end of 2003 we would:

- **FULLY REALIZE THE BENEFIT OF THE BERMUDA PLATFORM.** All of our underwriters are now located in Bermuda and we are fully participating in Bermuda's thriving reinsurance market. As a result, more than half of our business is now written directly through our Bermuda operating company.

- **REFOCUS ON OUR CORE CATASTROPHE & RISK EXCESS BUSINESS.** PXRE is the industry's longest-tenured property catastrophe specialist, with a seventeen year track record underwriting catastrophe and risk business and a cumulative loss ratio of 47%. In the wake of the events of 9-11, we rededicated ourselves to our core competencies and grew this business by 202% in 2002 and 46% in 2003. We expect further low double-digit growth in 2004. These growth rates are larger than many of our competitors as we leveraged our relationships to grow our small commitments during the soft market into much larger participations with longstanding clients. At the same time, we reduced our Finite and Exited lines segments' net premiums written by 89%. As a result, the catastrophe and risk excess business accounted for 92.5% of our net premiums written during 2003 and the 27.2% loss ratio achieved in this business is the single largest driver of our favorable 2003 results.

- **PUT THE EXITED LINES BEHIND US.** We completed a major reserve study on the most problematic line of business, assisted by a nationally recognized third party actuarial firm, to set loss reserves on our exited business at a level which we believe will prevent material adverse development.

- **MAKE OUR EXPENSE STRUCTURE MORE COMPETITIVE.** Our GAAP expense ratio was 33.4% in 2001. In 2003 it was 25.3%, a figure in line with our competitors. We will continue to actively seek ways to improve our efficiency and have already taken meaningful steps in this direction in early 2004.

- **SIMPLIFY THE COMPANY.** With the focus on our core lines, customers, producers and investors can take comfort that our underwriting risk emanates overwhelmingly from our area of core competency. We also took steps to make our balance sheet even more conservative and transparent.

The achievement of these goals led directly to the strong financial results realized by PXRE during 2003. Specifically:

- **NET INCOME WAS UP 50% TO $96.6 MILLION OR $4.10 PER SHARE;**



- **RETURN ON EQUITY INCREASED TO 19.2%;**
- **BOOK VALUE PER SHARE AT DECEMBER 31, 2003 WAS $22.24.**

These financial results were driven by the success of our catastrophe and risk excess segment. Although our efforts were certainly bolstered by moderate catastrophe activity throughout the world, we believe these results reflect the strength of our longstanding relationships with clients and brokers, the talent of our underwriting team and the power of our underwriting technology platform.

During 2003, we also took further steps to enhance our capital base. We refinanced $30 million in short-term bank debt and replaced it with $62.5 million of long-term trust preferred securities. In December, we successfully completed a $27.2 million common share offering. The proceeds from these transactions reinforced our underwriting capacity and were put to immediate use. The offering also served to increase the liquidity of our common shares.

Finally, in conjunction with the completion of our Bermuda platform, we are putting the final touches on our new corporate headquarters. Located on the water in the heart of Bermuda's reinsurance market, we expect to move in May 2004. Our new headquarters is large enough to handle our increased size and capacity. It is also a symbol of our strength and commitment to the Bermuda reinsurance community and will aptly serve our current and future needs.

As we review 2003 and look into 2004, we move into the future with great confidence. PXRE is highly profitable, highly focused on its core underwriting competencies and well positioned to take advantage of the strength of the catastrophe and risk excess market. Our superior underwriting team and our strengthened capital position bode well for our future.

PXRE remains committed to its shareholders and looks forward to delivering positive results throughout the year. We would like to take this opportunity to thank you for your continued support.

Sincerely,

Jeffrey L. Radke
President and Chief Executive Officer

WE ARE RESPONSIVE TO THE NEEDS OF OUR SHAREHOLDERS BY ONLY OFFERING PRODUCTS IN AREAS WHERE WE POSSESS THE EXPERIENCE AND TECHNOLOGY NECESSARY TO PROVIDE US A COMPETITIVE ADVANTAGE.

RESPONSIVE. The mission of PXRE Group is to provide products and services which meet our clients' risk management needs and provide a return for shareholders commensurate with the risks inherent in these products.

We are responsive to the needs of our clients by providing timely, consistent and thoughtful solutions to their needs, backing our promises with financial strength, and our reputation of being willing to pay valid claims quickly.

We are responsive to the needs of our shareholders by only offering products in areas where we possess the experience and technology necessary to provide us a competitive advantage.

To achieve our goals, PXRE must continue to attract and retain talented employees and provide unparalleled service and support to our customers.

FOCUSED. Our strategy can be boiled down to one word — Focus.

In late 2001, we mapped out a strategy to focus on our core catastrophe & risk excess business. The result of these actions culminated in 2003 when 93% of our net premiums written were in catastrophe & risk excess and almost all of our underwriting income came from this segment of the business.

By focusing our efforts on our core catastrophe & risk excess capabilities and successfully de-emphasizing our finite business, we have simplified the business for our underwriters, brokers, customers and investors and concentrated on what we do best.

Net Income (Loss) Before Convertible Preferred Share Dividends
(in millions)


$100
80
60
40
20
0
-20
-40
-60
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Net Income (Loss) Per Common Share, Diluted
(in dollars)


$5
4
3
2
1
0
-1
-2
-3
-4
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Return on Average Equity
(in percentage)


25%
20
15
10
5
0
-5
-10
-15
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Analysis of Net Premiums Written
By Business Segment (%)


3%
3%
1%
93%
2003
Catastrophe and risk
Finite
Other lines
Exited lines
35%
3%
2%
60%
2002

Analysis of Net Premiums Written
By Geographic Segment (%)


73%
27%
2003
North America
International
47%
53%
2002

Investment Composition
By Type (%)


19%
13%
1%
67%
2003
Fixed Maturities
Short-term Investments
Hedge Funds
Other Investments
18%
15%
1%
66%
2002

OUR TEAM OF 10 UNDERWRITERS AVERAGES 22 YEARS OF EXPERIENCE, PROVIDING PXRE WITH ONE OF THE MOST FORMIDABLE AND SENIOR UNDERWRITING TEAMS IN THE REINSURANCE INDUSTRY.

Since 1987, we have continually reviewed our business processes, our markets and our people to ensure that we will be successful for the long term. As the longest tenured property catastrophe reinsurance specialist, this is what our clients come to expect and this is what we seek to deliver. We have successfully managed our business through numerous cycles and have adapted to the accompanying changes in the reinsurance market. The reward for these efforts is evidenced by our cumulative average catastrophe and risk excess loss ratio of 47% for the period from 1987 through 2003.

The foundation of our success is the strength of our people, especially the underwriting team. Collectively, our team of 10 underwriters averages 22 years of experience, providing PXRE with one of the most formidable and senior underwriting teams in the reinsurance industry.

Layered on top of our people is *Crucible*, a proprietary, best-of-class analysis technology, which allows our underwriters to comprehensively evaluate and manage the risks that we underwrite. The unique combination of experience and technology is a significant advantage for PXRE and its clients.

Our results bear out the benefits of our experience with a loss ratio of 27% in the catastrophe & risk excess business in 2003.

PROVEN RISK MANAGEMENT.

The essence of our business is protecting our clients against large catastrophes. The most important concern for our clients and shareholders is that we respond to catastrophes and maintain business continuity after a major loss. That is why our highest priority is effective risk management.

We utilize a two-tier approach to risk management and selection, applying both a portfolio optimization system and overall risk limit controls. Our portfolio optimization system combines third-party catastrophe modeling software and internally developed models. Our software tools use exposure data provided by our ceding company clients to simulate catastrophic losses. We have high standards for the quality and level of detail of the exposure data that we require and have an expressed preference for data at the zip code or postal code level or finer.

Data output from the modeling software is incorporated into *Crucible*, our proprietary portfolio model. *Crucible* performs several functions. First, determine the premium that is required to pay the long-term expected losses under the proposed contracts. Second, estimate correlation among the contracts we have written. The degree of correlation is used to allocate the incremental capital required to support our participation on each proposed contract. Finally, monitor and control our cumulative exposure to individual perils across all of our businesses.

This system is used to price each reinsurance contract based on marginal capital requirements, and enables our underwriters to dynamically evaluate potential new business and exposures against the background of our existing business to optimize the overall portfolio. Any new business bound is incorporated in this analytical approach to enable a real-time assessment of the portfolio.

It is a tenet of our approach to the business that risk limits should be set by an experienced management team, not a black box system. That is why we set our risk limits based on aggregate contractual exposure in a given geographic zone. This approach seeks to ensure that no catastrophe event will undermine our solvency. Our risk management approach has withstood the test of time and limited our net losses from the September 11th tragedy to $35 million.

The prudent use of technology, conservative risk limits and our team of experienced underwriters are a combination that has allowed PXRE to generate our 17 year average catastrophe & risk excess loss ratio of 47% and never lose more than 10% of surplus in a catastrophe.

Industry-wide Major Catastrophe Losses
(in billions)


$30
25
20
15
10
5
0
PXRE's Tenure
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Since 1987, PXRE has successfully managed risk through the largest catastrophe losses in the history of the insurance industry.

THE SUCCESS OF THE PAST TWO YEARS COMBINED WITH RELATIVE STRENGTH IN THE CURRENT REINSURANCE ENVIRONMENT, THE COMPLETION OF OUR TRANSITION TO A BERMUDA-BASED PLATFORM AND OUR MOVE TO A NEW HEADQUARTERS CAUSE US TO LOOK TOWARDS THE FUTURE WITH EXCITEMENT.

OUR FUTURE.

The success of the past two years combined with strength in the current reinsurance environment, the completion of our transition to a Bermuda-based platform and our move to a new headquarters cause us to look towards the future with excitement. Through these efforts, PXRE has attracted underwriting talent and expanded its business opportunities.

Growth in our catastrophe & risk excess business has been accelerated by our focused efforts and aided by the addition of key underwriting personnel. These factors, combined with favorable market conditions helped propel strong, year-over-year growth of 46% in net premiums written in our catastrophe and risk excess segment.

In 2004, we are assuming generally flat pricing in catastrophe & risk excess, with modest rate decreases in certain geographic zones. While growth in net premiums written in catastrophe & risk excess will be somewhat tempered as compared to 2002 and 2003, we expect that our expanded platform and broad client base will enable us to continue our growth in 2004.

CONTENTS

Selected Financial Information
12

Management's Discussion and Analysis of Financial Condition and Results of Operations
16

Consolidated Balance Sheets
43

Consolidated Statements of Income and Comprehensive Income
44

Consolidated Statements of Shareholders' Equity
45

Consolidated Statements of Cash Flows
46

Notes to Consolidated Financial Statements
47

Independent Auditors' Report
67

Financial Reporting Responsibility
68

SELECTED FINANCIAL INFORMATION

(IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)	**2003** [6]	2002 [5] [7]
INCOME DATA		
Gross premiums written	**$339,140**	$366,768
Premiums ceded	**(60,729)**	(72,285)
Net premiums written	**278,411**	294,483
Change in unearned premiums	**42,522**	(25,123)
Net premiums earned	**320,933**	269,360
Net investment income	**26,931**	24,893
Net realized investment gains (losses) [7]	**2,447**	8,981
Fee income [3]	**5,014**	3,432
Total revenues	**355,325**	306,666
Losses and loss expenses incurred	**158,488**	126,862
Commissions and brokerage	**47,360**	53,391
Other operating expenses	**38,954**	32,454
Interest expense	**2,506**	2,939
Minority interest in consolidated subsidiaries	**10,528**	8,646
Total losses and expenses	**257,836**	224,292
Income (loss) before income taxes, equity in net earnings of Transnational Re Corporation and cumulative effect of accounting change [7]	**97,489**	82,374
Equity in net earnings of Transnational Re Corporation [4]	**—**	—
Income tax provision (benefit) [7]	**841**	17,829
Income (loss) before cumulative effect of accounting change	**96,648**	64,545
Cumulative effect of accounting change, net of tax	**—**	—
Net income (loss) before convertible preferred share dividends	**$ 96,648**	$ 64,545
Convertible preferred share dividends [5]	**13,113**	9,077
Net income (loss) available to common shareholders [7]	**$ 83,535**	$ 55,468
Basic earnings per share:		
Income (loss) before cumulative effect of accounting change and convertible preferred share dividends	**$ 8.06**	$ 5.47
Cumulative effect of accounting change	**—**	—
Convertible preferred share dividends	**(1.09)**	(0.77)
Net income (loss) available to common shareholders	**$ 6.97**	$ 4.70
Average shares outstanding [5]	**11,992**	11,802
Diluted earnings per share:		
Income (loss) before cumulative effect of accounting change	**$ 4.10**	$ 3.28
Cumulative effect of accounting change	**—**	—
Net income (loss)	**$ 4.10**	$ 3.28
Average shares outstanding [3] [5]	**23,575**	19,662
Cash dividends per share	**$ 0.24**	$ 0.24

YEAR ENDED DECEMBER 31,

2001	2000	1999 (1)(2)	1998 (2)(7)	1997 (2)(7)	1996 (3)	1995	1994
$290,213	$268,990	$221,349	$136,215	$126,232	$114,348	$155,380	$179,684
(135,735)	(96,289)	(82,504)	(47,522)	(26,177)	(46,630)	(57,744)	(71,166)
154,478	172,701	138,845	88,693	100,055	67,718	97,636	108,518
7,647	(12,495)	(10,341)	3,693	(8,640)	5,078	(494)	2,083
162,125	160,206	128,504	92,386	91,415	72,796	97,142	110,601
30,036	30,037	47,172	19,612	31,191	16,782	14,730	13,786
4,023	3,191	(3,766)	(5,158)	(1,801)	94	85	(1,164)
5,786	5,483	3,590	2,172	3,006	6,032	6,417	6,992
201,970	198,917	175,500	109,012	123,811	95,704	118,374	130,215
151,703	137,765	159,259	57,793	12,491	18,564	34,716	52,647
30,350	34,899	27,702	20,563	19,138	12,874	13,251	15,026
29,606	35,407	30,052	19,313	15,716	12,262	11,237	8,365
4,424	4,778	3,915	1,395	3,325	6,957	7,143	7,789
8,877	8,875	8,790	8,928	8,184	—	—	—
224,960	221,724	229,718	107,992	58,854	50,657	66,347	83,827
(22,990)	(22,807)	(54,218)	1,020	64,957	45,047	52,027	46,388
—	—	—	—	—	3,898	5,948	4,141
(4,704)	(12,007)	(12,775)	(1,659)	20,704	15,644	18,189	15,700
(18,286)	(10,800)	(41,443)	2,679	44,253	33,301	39,786	34,829
(319)	—	695	—	—	—	—	—
$ (17,967)	$ (10,800)	$ (42,138)	$ 2,679	$ 44,253	$ 33,301	$ 39,786	$ 34,829
—	—	—	—	—	—	599	2,005
$ (17,967)	$ (10,800)	$ (42,138)	$ 2,679	$ 44,253	$ 33,301	$ 39,187	$ 32,824
$ (1.58)	$ (0.95)	$ (3.58)	$ 0.20	$ 3.21	$ 3.73	$ 4.88	$ 5.29
0.03	—	(0.06)	—	—	—	—	—
—	—	—	—	—	—	(0.07)	(0.30)
$ (1.55)	$ (0.95)	$ (3.64)	$ 0.20	$ 3.21	$ 3.73	$ 4.81	$ 4.99
11,578	11,394	11,568	13,339	13,776	8,922	8,150	6,580
$ (1.58)	$ (0.95)	$ (3.58)	$ 0.20	$ 3.19	$ 3.69	$ 4.52	$ 3.99
0.03	—	(0.06)	—	—	—	—	—
$ (1.55)	$ (0.95)	$ (3.64)	$ 0.20	$ 3.19	$ 3.69	$ 4.52	$ 3.99
11,578	11,394	11,568	13,452	13,893	9,020	8,812	8,719
$ 0.24	$ 0.24	$ 0.64	$ 1.01	$ 0.88	$ 0.75	$ 0.63	$ 0.375

(IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)	2003	2002 [7]
BALANCE SHEET DATA		
Cash and investments	**$1,012,327**	$ 805,331
Total assets	**1,359,647**	1,237,142
Losses and loss expenses	**450,635**	447,829
Trust preferred securities [8]	**156,841**	94,335
Debt/Notes payable [5]	—	30,000
Total shareholders' equity [5]	**564,516**	453,464
Book value per common share	**$ 22.24**	$ 20.33
Return on average equity	**19.2%**	16.5%
SELECTED GAAP DATA [6]		
Loss ratio	**49.4%**	47.1%
Underwriting expense ratio	**25.3%**	30.6%
Combined ratio	**74.7%**	77.7%
SELECTED STATUTORY DATA [6]		
Statutory capital and surplus: [1] [9]		
PXRE Reinsurance Ltd.	**$ 425,839**	$ 70,609
PXRE Reinsurance Company	**$ 425,210**	$ 457,217

NOTES TO SELECTED FINANCIAL DATA

1. PXRE Group Ltd. ("PXRE" or "the Company") was incorporated on June 1, 1999, as a Bermuda holding company and a wholly owned subsidiary of PXRE Purpose Trust, a purpose trust established under the laws of Bermuda. On October 5, 1999, PXRE Corporation, a publicly held Delaware holding company ("PXRE Delaware"), completed a reorganization pursuant to which the Company became the ultimate parent holding company of PXRE Delaware. PXRE and its subsidiaries provide property and casualty reinsurance and insurance products to a national and international marketplace. In connection with the reorganization, the Company repurchased for $1.00 per share 100% of the common shares owned by PXRE Purpose Trust, and each outstanding share of PXRE Delaware common stock (other than shares held by PXRE Delaware and its subsidiaries) was converted into one common share of the Company. After the consummation of the reorganization, the Company commenced carrying on the holding company functions previously conducted by PXRE Delaware.

2. In the fourth quarter of 1999, PXRE changed the reporting period for its U.K. operations from a fiscal year ending September 30 to a calendar year ending December 31. The results of operations for the period from October 1, 1998 to December 31, 1998 amounted to a loss of approximately $0.1 million charged to retained earnings during 1999 in order to report only 12 months' operating results. The U.K. operations of PXRE Limited and PXRE Managing Agency are included in the consolidated results on a one-quarter lag basis from 1997 through the third quarter of 1999.

3. On December 11, 1996, PXRE merged with Transnational Re Corporation ("TREX"). The Merger has been accounted for as a purchase. Accordingly, TREX has been included in PXRE's consolidated results of operations from the date of acquisition, which resulted in incremental earnings of $1.3 million in 1996. For 1994 and 1995 and the period from January 1, 1996 until December 11, 1996, PXRE recorded equity in net earnings of TREX. Diluted average shares outstanding reflect the 5.7 million weighted shares issued to holders of TREX common shares in connection with the Merger. Included in fee income was $2.5 million, $3.5 million and $3.4 million in 1996, 1995 and 1994, respectively, earned from TREX prior to the Merger. If the Merger had taken place at the beginning of 1996 and 1995, consolidated revenues would have been $153.4 million and $194 million, respectively, for 1996 and 1995. Consolidated pro forma net income and diluted net income per share would have been $49.2 million and $3.42 in 1996 and $60.8 million and $4.19 in 1995. Such pro forma amounts are not necessarily indicative of what the actual consolidated results might have been if the Merger had been effected prior to December 11, 1996.

4. Until the fourth quarter of 1993, Transnational Reinsurance was a wholly owned subsidiary of PXRE Reinsurance Company ("PXRE Reinsurance"). On November 1, 1993, PXRE spun off TREX in an initial public offering (the "Offering"). In conjunction with the formation of TREX, all of the outstanding capital stock of Transnational Reinsurance was contributed by PXRE Reinsurance to TREX in exchange for the issuance of all TREX's Class B common stock, which caused PXRE Reinsurance's holdings of TREX's common stock to constitute approximately 23% of all of the outstanding common stock of TREX immediately after the offering. Subsequent to the Offering until December 11, 1996, PXRE accounted for its investments in TREX on the equity method as described in Note 3.

YEAR ENDED DECEMBER 31,

2001	2000	1999 (1) (2)	1998 (2) (7)	1997 (2) (7)	1996 (3)	1995	1994
$ 531,233	$505,101	$524,303	$490,594	$527,738	$467,078	$269,089	$231,789
1,005,938	784,747	780,180	632,691	608,172	543,324	396,084	353,794
453,705	251,619	261,551	102,592	57,189	70,977	72,719	81,836
99,530	99,525	99,521	99,517	99,514	—	—	—
55,000	65,000	75,000	50,000	21,414	64,725	67,775	69,700
239,780	259,386	263,279	334,376	386,688	357,678	211,162	166,771
$ 20.20	$ 21.94	$ 22.54	$ 27.13	$ 28.10	$ 25.63	$ 24.15	$ 21.27
(7.1)%	(4.2)%	(13.8)%	0.7%	11.9%	14.9%	21.0%	22.9%
93.6%	86.0%	123.9%	62.6%	13.7%	25.5%	35.7%	47.6%
33.4%	40.5%	43.0%	40.9%	34.8%	26.2%	18.6%	14.8%
127.0%	126.5%	166.9%	103.5%	48.5%	51.7%	54.3%	62.4%
$ 34,332	$ 29,982	$ 24,598	N/A	N/A	N/A	N/A	N/A
$ 331,959	$348,858	$399,007	$447,228	$451,321	$400,133	$250,231	$211,988

5. During 1995, all of the outstanding shares of a Series A Preferred Stock were converted into shares of PXRE's common stock. On December 30, 1998, PXRE entered into a note obligation under a $50 million Credit Agreement repayable from March 31, 2000, to March 31, 2005. The net proceeds of $49.6 million were contributed to PXRE Reinsurance Company. On October 6, 1999 an additional $25 million of the revolving credit facility was drawn down. On April 4, 2002, PXRE issued $150 million in convertible voting preferred shares, which resulted in $140.9 million of proceeds, net of offering costs. Net proceeds amounting to $128 million were contributed to its reinsurance subsidiaries and $10 million was used to repay part of its Credit Agreement. On December 16, 2003, PXRE completed an offering of 1.1 million shares of common stock. The net proceeds of $20.4 million were contributed to the surplus of the Company's Bermuda operating subsidiary, PXRE Reinsurance Ltd. ("PXRE Bermuda"). In 2002 and 2003 and from 1994 to 1995, convertible preferred shares were the principal reason for the difference between basic and diluted earnings per share.

6. The GAAP ratios have been derived from the consolidated statements of income of PXRE prepared in accordance with generally accepted accounting principles.

7. The FASB issued SFAS No. 145, "Rescission of FASB statements Nos. 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," on April 30, 2002, which rescinds the requirements to present gains and losses from extinguishment of debt as an extraordinary item. The Company has adopted the new standard effective January 1, 2002. As a result, a gain of $1.4 million on the repurchase of $5.2 million of Minority Interest in Consolidated Subsidiary was classified with net realized investment gains during 2002. A loss of $1.3 million and $4.2 million in 1998 and 1997, respectively, on the repurchase of PXRE's 9.75% Senior Notes were classified as net realized investment losses.

8. In January 1997, PXRE Delaware issued $100 million of 8.85% trust preferred securities for net proceeds of $99.5 million. These proceeds were contributed to the surplus of PXRE Reinsurance. During 2002, PXRE repurchased $5.2 million of these trust preferred securities in the open market and recognized a realized gain of $1.4 million. During 2003, in four separate transactions PXRE issued $17.5 million, $15 million, $20 million and $10 million of trust preferred securities with initial interest rates of 7.35%, 9.75%, 7.7% and 7.58%, respectively. The net proceeds from these transactions totaled $60.6 million and were used to repay the remaining $10 million balance on PXRE's Credit Agreement as well as to increase the surplus of PXRE Bermuda.

9. For PXRE Reinsurance Ltd., statutory capital and surplus as of December 31, 2003 is before intercompany eliminations.

The following discussion and analysis is comprised of an overview of the Company, critical accounting policy disclosures, comparisons of operating results between periods, a discussion of our financial condition at December 31, 2003 and disclosure of certain risks and uncertainties. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included in this filing. This filing contains forward-looking statements that involve risks and uncertainties. Actual results may vary materially from the results described or implied by these forward-looking statements.

Unless the context otherwise requires, references in this Management's Discussion and Analysis to "PXRE", "we", "us" and "our" include PXRE Group Ltd., a Bermuda company (the "Company") and its subsidiaries, which principally include PXRE Corporation ("PXRE Delaware"), PXRE Reinsurance Company ("PXRE Reinsurance"), PXRE Reinsurance Ltd. ("PXRE Bermuda"), PXRE Reinsurance (Barbados) Ltd. ("PXRE Barbados"), PXRE Solutions Inc. ("PXRE Solutions"), PXRE Solutions, S.A. ("PXRE Europe"), PXRE Capital Trust I, PXRE Capital Statutory Trust II, PXRE Capital Trust III, PXRE Capital Statutory Trust V, PXRE Capital Trust VI and PXRE Limited. References to GAAP refer to accounting principles generally accepted in the United States ("GAAP"). References to SAP refer to statutory accounting principles ("SAP") in either the State of Connecticut where PXRE Reinsurance is domiciled or Bermuda where PXRE Bermuda is domiciled, as applicable.

OVERVIEW

PXRE Group Ltd. is an insurance holding company domiciled in Bermuda. We provide reinsurance products and services to a worldwide marketplace through our wholly owned subsidiary operations located in Bermuda, Barbados, Europe and the United States. Our primary business is catastrophe and risk excess reinsurance, which accounted for 93% of net premiums written and virtually all of our underwriting income for the year ended December 31, 2003. Our catastrophe and risk excess business includes property catastrophe excess of loss, property catastrophe retrocessional, property risk excess, marine excess and aerospace excess and pro rata reinsurance products. We also provide, to a lesser extent and on an opportunistic basis, finite reinsurance products to a small number of clients.

We generated net income of $96.6 million in 2003, which represents a 50% increase from the net income of $64.5 million in the 2002. These favorable results were primarily driven by the 44% growth in the net premiums earned in our catastrophe and risk excess segment during 2003 as compared to 2002 and by the 27.2% loss ratio experienced in that segment during 2003.

As a reinsurer, we generate income primarily through the premiums from clients who purchase our reinsurance contracts and the investment income generated by our portfolio of invested assets. Our primary expenses are the losses incurred under our reinsurance contracts, commissions and brokerage paid to reinsurance brokers who place reinsurance contracts with us, our general operating expenses such as salaries and rent, and interest expense on our debt and trust preferred securities. The two largest variables that determine our profitability of our business from period to period are generally the amount of premiums generated and the size of losses incurred.

Our ability and willingness to generate significant premium volume is highly dependent upon the premium pricing levels in the reinsurance market. Demand for reinsurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, general economic conditions and underwriting results of primary property insurers. The supply of reinsurance is related to prevailing prices, recent loss experience and levels of surplus capacity. All of these factors fluctuate and have historically caused cyclical increases and declines in premium rates.

Recent events in the reinsurance marketplace, including large losses resulting from catastrophic events (including the events of September 11, 2001), recognized industry-wide reserve deficiencies, poor investment performance and the continued exit of insurance industry players, have resulted in considerable increases in pricing in conjunction with improved terms and conditions for the insurance industry. Importantly, this has impacted our markets considerably and has created attractive opportunities for us.

These favorable market conditions have driven our strong growth in net premiums written in our catastrophe and risk excess segment of 46% for the year ended December 31, 2003 as compared with the year earlier period. Our growth in 2003 builds on the prior growth in 2002 of 202% of net premiums written in the catastrophe and risk excess segment as compared with 2001.

Although pricing in the property catastrophe reinsurance market remains healthy in 2004, we expect that the pricing will remain generally flat in 2004, with modest rate decreases in certain geographic zones. As a result, we do not expect that we will be able to sustain in 2004 the significant growth rates achieved in our catastrophe and risk excess business in 2003 and 2002. We do, however, believe that we have opportunities to achieve additional growth in 2004 through the expansion of our client base and through additional penetration with existing clients.

Since the primary focus of our business is on property catastrophe reinsurance, the size of our losses during any annual period depends, to a large extent, on the number and magnitude of natural and man-made catastrophes such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots and floods. This focus on short-tail, high-severity, and low frequency lines of business exposes us to short term volatility in our operating results. We have been able to successfully underwrite these products over the long term, as evidenced by our cumulative average catastrophe and risk excess loss ratio of 47.0% for the period from 1987 to December 31, 2003.

There was a relatively low incidence of catastrophe events in 2003. As a result, our loss experience in our catastrophe and risk excess segment was very favorable. Given our focus on catastrophe coverages, we are unable to predict the size or scope of losses we might experience in 2004.

The favorable results achieved in our catastrophe and risk excess segment were somewhat offset in 2003 by net adverse development of $45.8 million in prior-year loss and loss expenses reserves, primarily arising from our exited direct casualty operations. Following a reserve review during the third quarter of 2003, which included a review by a nationally recognized third party actuarial firm of the most troublesome area, the general liability line of business written by our exited casualty business, and further internal actuarial review of our loss reserve estimates during the fourth quarter of 2003, management believes that our overall liability for losses and loss expenses recorded as of December 31, 2003 is adequate.

CRITICAL ACCOUNTING POLICY DISCLOSURES

We disclose our significant accounting policies in the notes to the consolidated financial statements. Certain of these policies are critical to the portrayal of our financial condition and results since they require management to establish estimates based on complex and subjective judgments. Our critical accounting policies include the estimation of reserves for loss and loss expenses, estimation and recognition of assumed and ceded premiums and valuation of investments.

Estimation of Loss and Loss Expenses

As a property catastrophe reinsurer, our estimates of losses are inherently less reliable than for reinsurers of risks that have an established historical pattern of losses. In addition, with respect to insured events that occur near the end of a reporting period, as well as with respect to our retrocessional book of business, the significant delay in losses being reported to insurance carriers, reinsurers and finally retrocessionaires require us to make estimates of losses based on limited information from our clients, industry loss estimates and our own underwriting data. Because of the uncertainty in the process of estimating our losses from insured events, there is a risk that our liabilities for losses and loss expenses could prove to be inadequate, with a consequent adverse impact on our future earnings and shareholders' equity.

In reserving for catastrophe losses, our estimates are influenced by underwriting information provided by our clients, industry catastrophe models and our internal analyses of this information. This reserving approach can cause significant development for an accident year when events occur late in the year, as happened in 1999. As an event matures, we rely more and more on our development patterns by type of event as well as contract information to project ultimate losses for the event. This process can cause our ultimate estimates to differ significantly from initial projections. The French storm Martin that occurred on December 27, 1999 presents an extreme example of these potential uncertainties. We based our reserves to a significant degree on industry estimates, which were approximately $1.0 billion. In 2001, the cost was estimated to be $2.5 billion by SIGMA, a widely used industry publication. Our gross loss estimate at December 31, 1999 for this event was $31.3 million. Our gross loss estimate at December 31, 2003 for this event was $69.5 million. Thus, the original industry loss estimate increased by 150%, and our loss estimate has increased by 122%.

In reserving for non-catastrophe losses from recent years, we are required to make assumptions concerning the expected loss ratio usually for broad lines of business, but sometimes on an individual contract basis. We consider historical loss ratios for each line of business and utilize information provided by our clients and estimates provided by underwriters and actuaries concerning the impact of pricing and coverage changes. As experience emerges, we will revise our prior estimates concerning pricing adequacy and non-catastrophe loss potential for our coverages and we will eventually rely solely on our estimated development pattern in projecting ultimate losses.

Excluding the extraordinary development of French storms Martin and Lothar in 2000, during the last 10 years, reserve development in any single year from prior year losses, expressed as a percentage of shareholders' equity, ranged from 15% adverse development in 1993 (primarily arising from Hurricane Andrew) to 4% favorable development in 1996.

In addition, the risk for recent underwriting years includes the increased casualty exposures assumed by us through our casualty and finite businesses. Unlike property losses that tend to be reported more promptly and usually are settled within a shorter time period, casualty losses are frequently slower to be reported and may be determined only through the lengthy, unpredictable process of litigation. Moreover, given our limited experience in the casualty and finite businesses, we do not have established historical loss development patterns that can be used to establish these loss liabilities. We must therefore rely on the inherently less reliable historical loss development patterns reported by our clients and industry loss development data in calculating our liabilities.

During 2003, we experienced net adverse development of $45.8 million for prior-year loss and loss expenses, $21.8 million of which was due to loss development on our exited direct casualty reinsurance operations, $8.8 million adverse development from aerospace claims arising to a significant degree from our first receipt of notice that the increase in industry losses related to a 1998 air crash had resulted in the exhaustion of deductibles under three aerospace contracts between PXRE and Reliance Insurance Company and $8.2 million of development from finite contracts, $7.3 million of which related to the aggregate excess of loss reinsurance referred to in Financial Condition—Liquidity—Commitments, Contingencies and Contractual Obligations.

The $21.8 million of 2003 adverse development attributable to our exited direct casualty reinsurance operations was primarily caused by $16.4 million of general liability development, with $15.3 million of this development attributable to the 2001 and 2000 accident years. In addition to the explicit recognition of more than expected reported losses during the year, there was a shift in actuarial methods with the maturing of the underwriting years.

For the year ended December 31, 2002, we experienced net adverse development of $25.4 million for prior-year loss and loss expense, $16.9 million of which was due to loss development in our exited lines segment relating primarily to the 2000 and 2001 underwriting years. Adverse development of $16.2 million was primarily caused by larger than expected reported claims under our direct reinsurance contracts and corroborated by revised industry data. We ceased underwriting this business in September 2001.

The $16.2 million of adverse development attributable to PXRE's former direct operation in 2002 was primarily associated with the recent 2001 accident year ($9.9 million of adverse development) and recent 2000 accident year ($5.4 million of adverse development). As of each financial reporting date, PXRE records its best estimate of the ultimate amount of losses incurred but not yet paid.

With respect to actuarial techniques for loss reserving, PXRE places more weight on the Bornhuetter-Ferguson approach for recent accident years and, for earlier years, relies more on loss development approaches. At year-end 2000 and 2001, PXRE placed more weight on the Bornhuetter-Ferguson technique, which relied on industry loss ratios and premiums which, with hindsight, under-estimated the amount of underpricing for the 1998 to 2001 underwriting years, in its actuarial analysis of the direct casualty business. When the amount of reported losses became a more reliable means for setting reserve estimates, PXRE started to place more weight on these reported losses to estimate its loss reserves and less weight on the Bornhuetter-Ferguson technique.

PXRE's loss reserve estimation process takes into consideration the facts and circumstances related to reported losses; however, for immature accident years, reported casualty losses are relatively insignificant when compared to ultimate losses. As such, it is difficult to determine how facts and circumstances related to early-notified claims will impact future reported losses. When reported losses grow to a magnitude at which they suggest a trend, PXRE can, and does, re-estimate loss reserves for periods which will appear to be affected by such trend.

Loss and loss expense liabilities as estimated by PXRE's actuaries and recorded by management in the statement of financial position as of December 31, 2003 were as follows:

($000'S)	Gross	Net
Catastrophe and Risk Excess	$193,826	$ 94,439
Finite Business	130,239	97,420
Other Lines	5,888	4,981
Exited Lines	120,682	106,871
Total	$450,635	$303,711

On an overall basis, the low and high ends of a range of reasonable net loss reserves are $32.2 million below and $35.7 million above the $303.7 million best estimate displayed above. Note that the range around the overall estimate is not the sum of the ranges about the component segments due to the impact of diversification when the reserve levels are considered in total. The low and high ends of a range of reasonable net loss reserves around the best estimate displayed in the table above with respect to each segment are as follows:

($000'S)	Low End	Net	High End
Catastrophe and Risk Excess	$79,750	$ 94,439	$110,725
Finite Business	80,055	97,420	117,218
Other Lines	4,354	4,981	5,662
Exited Lines	95,028	106,871	119,603

Estimation and Recognition of Assumed and Ceded Premiums

Our premiums on reinsurance business assumed are recorded as earned on a pro rata basis over the contract period based upon estimated subject premiums. Management must estimate the subject premiums associated with the treaties in order to determine the level of earned premiums for a reporting period. These estimates are based on information from brokers and are subject to change as new information becomes available. Because of the inherent uncertainty in this process, there is the risk that premiums and related receivable balances may turn out to be higher or lower than reported.

The premiums on reinsurance business ceded are recorded as incurred on a pro rata basis over the contract period. Certain ceded reinsurance contracts contain provisions requiring us to pay additional premiums or reinstatement premiums in the event that losses of a significant magnitude are ceded under such contracts. Under GAAP, we are not permitted to establish reserves for potential additional premiums or record such amounts until a loss occurs that would trigger the obligation to pay such additional or reinstatement premiums. As a result, the net amount recoverable from our reinsurers in the event of a loss may be reduced by the payment of additional premiums and reinstatement premiums. Frequently, the impact of such premiums will be offset by additional premiums and reinstatement premiums payable to us by our clients on our assumed reinsurance business. No assurance can be given, however, that assumed reinstatement and additional premiums will offset ceded reinstatement and additional premiums. For example, in the case of the September 11, 2001 terrorist attacks, our net premiums earned during 2001 were reduced by $26.3 million as a result of net additional premiums and reinstatement premiums due to that loss.

Valuation of Investments

Fair values for our investments in hedge funds and other privately held fixed income and equity securities generally are established on the basis of the valuations provided monthly or quarterly by the managers of such investments. These valuations generally are determined based upon the valuation criteria established by the governing documents of such investments or utilized in the normal course of such manager's business. Such valuations may differ significantly from the values that would have been used had readily available markets existed.

We utilize the valuations provided to us by managers of our hedge funds and other privately held fixed income and equity securities in preparing our financial statements. The carrying values used in such financial statements may not reflect the value we receive when liquidating our investment in a hedge fund or other privately held security. If liquidity is by redemption, the valuations supplied quarterly by the manager of the hedge fund or other privately held security will generally be the values used by the manager to set the redemption prices. However, to the extent a manager has discretion in pricing holdings, should substantial redemptions occur in a limited period of time, that discretion may be used to price at lower values than would otherwise be used, thus reducing the redemption price. If liquidation of our investment occurs by virtue of a liquidation of a hedge fund or other privately held securities, we may receive substantially less than the valuation method used by the manager because the valuation method used by the manager is unlikely to use liquidation values. Accordingly, the estimated fair value of our hedge fund and other privately held investments does not necessarily represent the amount that could be realized upon future sale, including in the event we need liquidity to fund catastrophic losses.

We regularly monitor the difference between the estimated fair value of our investments and their cost or book values to identify underperforming investments and whether declines in value are temporary in nature, or "other than temporary." If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss, net of tax, in our shareholders' equity. If we believe the decline is "other than temporary," we write down the carrying value of the investment and record a realized loss on our statement of income and comprehensive income. We formally review each quarter the unrealized losses by value, and all investments that have been in an unrealized loss position for more than six months. In assessing whether an investment is suffering a decline in value that is other than temporary we pay particular attention to those trading at 80% or less of original cost, and those investments that have been downgraded by any of the major ratings agencies, general market conditions, and the status of principal and interest payments. If we conclude that a decline is other than temporary we recognize a realized investment loss for the impairment. In 2003 and 2002, we recognized $0.2 million and $0.7 million of impairment losses, respectively.

COMPARISON OF OPERATING RESULTS BETWEEN PERIODS

Comparison of 2003 with 2002

For the year ended December 31, 2003, net income before convertible preferred share dividends was $96.6 million compared to $64.5 million for 2002. The net income per diluted common share was $4.10 for 2003 compared to $3.28 for 2002, based on diluted average shares outstanding of approximately 23.6 million in 2003 and 19.7 million in 2002.

Premiums

Gross and net premiums written for 2003 and 2002 were as follows:

($000'S)	YEAR ENDED DECEMBER 31, 2003	2002	% Increase (Decrease)
Gross premiums written	**$339,140**	$366,768	(8)%
Ceded premiums written	**(60,729)**	(72,285)	(16)
Net premiums written	**$278,411**	$294,483	(5)%

Gross premiums written for the year ended December 31, 2003 decreased 8% to $339.1 million from $366.8 million in 2002. This decrease in gross premiums written is primarily due to a planned decrease in our finite segment of $102.7 million, or 93%, compared to 2002. Partially offsetting the decrease in finite gross premiums written was an increase in the catastrophe and risk excess segment of $76.7 million, or 32%, compared to 2002. This increase is attributable to improved pricing, increased participation with long-standing clients and increased amounts of new business.

As part of our efforts to return to our core catastrophe and risk business, we have intentionally de-emphasized our finite business. This business is currently focused on a limited group of cedents and on policies that do not contain significant risk transfer. Finite contracts that do not contain sufficient risk transfer are not recorded as reinsurance arrangements but are treated as deposits for accounting purposes. As such, the income related to these transactions is recorded as fee income, and liabilities, if any, are recorded as deposit liabilities. As a result, finite premiums are expected to be less than in prior periods.

Ceded premiums written decreased by 16% to $60.7 million for the year ended December 31, 2003 compared to $72.3 million for 2002, primarily as a result of an $8.1 million decrease in finite business ceded and cessions on the per-risk portion of the catastrophe and risk excess segment.

Net premiums written for the year ended December 31, 2003 decreased 5% to $278.4 million from $294.5 million in 2002. Net premiums written in our finite segment decreased by $94.7 million, or 92%, compared to 2002. Partially offsetting the decrease in finite net premiums written was an increase in the catastrophe and risk excess segment of $81.6 million, or 46%, compared to 2002. The changes in these segments are due to the same factors as those discussed above in gross premiums written. Net premiums written in the exited lines segment decreased $3.7 million during the year ended December 31, 2003 compared to 2002. Since we have decided to focus on our core catastrophe and risk excess segment and have ceased writing the businesses we have classified as exited lines, we do not expect to report material premiums written and earned in the exited lines segment during 2004.

Gross and net premiums earned for the year ended December 31, 2003 and 2002 were as follows:

($000'S)	YEAR ENDED DECEMBER 31, 2003	2002	% Increase (Decrease)
Gross premiums earned	**$381,705**	$349,312	9%
Ceded premiums earned	**(60,772)**	(79,952)	(24)
Net premiums earned	**$320,933**	$269,360	19%

Gross premiums earned for the year ended December 31, 2003 increased 9% to $381.7 million from $349.3 million in 2002. This increase is due to an increase in the catastrophe and risk excess segment of $78.1 million, or 33%, compared to 2002. Partially offsetting this increase was a decrease in our exited lines segment of $23.8 million, or 77%, and a decrease in our finite segment of $18.8 million, or 26%, compared to 2002. The changes in these segments are due to the same factors as discussed above in gross and net premiums written.

Ceded premiums earned decreased by 24% to $60.8 million for the year ended December 31, 2003 compared to $80.0 million for 2002, primarily as a result of a $15.4 million decrease in finite business ceded and cessions on the per-risk portion of the catastrophe and risk excess segment.

Net premiums earned in the year ended December 31, 2003 increased 19% to $320.9 million from $269.4 million for 2002. Net premiums earned in the catastrophe and risk excess segment increased $78.1 million, or 44%, for the year ended December 31, 2003 compared to 2002. Net premiums earned in the exited lines segment experienced a decline of $22.8 million, or 82%, for the year ended December 31, 2003 as compared to 2002. The changes in net premiums earned for the catastrophe and risk excess segment and the exited lines segment are due to the same factors as discussed above in gross and net premiums written.

A summary of our 2003 and 2002 net premiums written and earned by business segment is included in Note 12 to the Consolidated Financial Statements.

Fee Income

Fee income was $5.0 million for the year ended December 31, 2003 compared to $3.4 million for 2002. This income is comprised primarily of override commissions on quota share reinsurance cessions as well as fees earned from certain finite contracts accounted for as deposits.

Ratios

The underwriting results of a property and casualty insurer are discussed frequently by reference to its loss ratio, expense ratio (including the commission and brokerage ratio, net of fee income, if any, and the operating expense ratio) and combined ratio. The loss ratio is the result of dividing losses and loss expenses incurred by net premiums earned. The expense ratio is the result of dividing underwriting expenses (including commission and brokerage, net of fee income, if any, and the operating expenses) by net premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio less than 100% indicates underwriting profits and a combined ratio greater than 100% indicates underwriting losses. The combined ratio does not reflect the effect of investment income on underwriting results. The ratios discussed below have been calculated on a GAAP basis.

The following table summarizes the loss ratio, expense ratio and combined ratio for the year ended December 31, 2003 and 2002, respectively:

	YEAR ENDED DECEMBER 31,	
(%)	**2003**	2002
Loss ratio	**49.4**	47.1
Expense ratio	**25.3**	30.6
Combined ratio	**74.7**	77.7
Catastrophe and risk excess loss ratio	**27.2**	30.0

Losses and Loss Expenses

Losses incurred for the year ended December 31, 2003 amounted to $158.5 million compared to $126.9 million in 2002. Our loss ratio was 49.4% for the year ended December 31, 2003 compared to 47.1% in 2002.

We did not experience any significant catastrophe activity in 2003. The largest losses were related to the winter storms in the Midwest and the wildfires in California, but we incurred less than $10.0 million with respect to each of these losses. The loss ratio for 2002 was affected by the 2002 European flood losses of $17.8 million. During 2003, we experienced net adverse development of $45.8 million for prior-year loss and loss expenses, $21.8 million of which was due to loss development on our exited direct casualty reinsurance operations, $8.8 million adverse development from aerospace claims arising to a significant degree from our first receipt of notice that the increase in industry losses related to a 1998 air crash had resulted in the exhaustion of deductibles under three aerospace contracts between PXRE and Reliance Insurance Company and $8.2 million of development from finite contracts, $7.3 million of which related to the aggregate excess of loss reinsurance agreement referred to in Financial Condition—Liquidity—Commitment, Contingencies and Contractual Obligations. In 2002, we experienced net adverse development of $25.4 million for prior-year loss and loss expenses, $16.9 million of which was due to loss development on our exited lines segment relating primarily to the 2000 and 2001 underwriting years.

Underwriting Expenses

The expense ratio was 25.3% for 2003 compared with 30.6% for 2002. The decrease was primarily due to reduced commissions associated with finite contracts and exited lines business, offset, in part, by a fee on the commutation of a reinsurance agreement with P-1 Re Ltd., an exempted Bermuda Class 3 insurance company. The commission and brokerage ratio, net of fee income, was 13.2% for 2003, compared with 18.6% in 2002. During the year ended December 31, 2003, we incurred $4.0 million of structuring fees related to a reinsurance agreement with P-1 Re Ltd. and the subsequent commutation thereof. The operating expense ratio was 12.1% for 2003 compared with 12.0% for 2002. Other operating expenses increased 20% to $39.0 million for 2003 from $32.5 million in 2002. The increase is largely due to $3.0 million of expenses associated with hiring new underwriters and relocating other underwriters to our Bermuda office, various compensation costs of $1.2 million relating to the retirement of PXRE's former Chief Executive Officer, Gerald L. Radke, on June 30, 2003 and his transition into a consulting role, a $1.0 million change in net foreign exchange and a $0.5 million increase in our director and officer liability insurance.

Net Investment Income

Net investment income for the year ended December 31, 2003 increased 8% to $26.9 million from $24.9 million for 2002, primarily as a result of a $6.2 million increase in income from hedge funds, as well as an increase in the average invested balance due to cash flows from operations. Investment income related to our hedge fund portfolio increased to $13.4 million in 2003 from $7.2 million in 2002. Investment in hedge funds produced a return of 11.8% for the year ended December 31, 2003 compared with 7.0% in 2002. Partially offsetting these increases was a decrease in the book yield of our fixed maturity and short-term investment portfolios for the year ended December 31, 2003 to 3.6% during 2003 from 4.5% in 2002. In addition, there were two non-recurring items during the year ended December 31, 2002, $1.5 million of judgment interest from the Terra Nova Insurance Company Limited ("Terra Nova") lawsuit and a $3.0 million special distribution from a private limited partnership.

Investment income for the year ended December 31, 2003 was also affected by various finite and other reinsurance contracts where premiums payable under such contracts were retained on a funds withheld basis. In order to reduce credit risk or to comply with regulatory credit for reinsurance requirements, a portion of premiums paid under such reinsurance contracts is retained by the cedent pending payment of losses or commutation of the contract. Investment income on such withheld funds is typically for the benefit of the reinsurer and the cedent may provide a minimum investment return on such funds. We have both ceded and assumed reinsurance contracts that involve the withholding of premiums by the cedent. On assumed reinsurance contracts, cedents held premiums and accrued investment income due to us of $26.4 million and $24.9 million as of December 31, 2003 and 2002, respectively, for which we have recognized $1.7 million of investment income for both the years ended December 31, 2003 and 2002. On ceded reinsurance contracts, we held premiums and accrued investment income of $124.1 million and $122.2 million due to reinsurers as of December 31, 2003 and 2002, respectively, for which we recognized a charge to investment income of $9.1 million and $9.8 million during the year ended December 31, 2003 and 2002, respectively. On a net basis, this reduction to investment income was $2.5 million and $3.2 million for the year ended December 31, 2003 and 2002, respectively, representing the difference between the stated investment return under such contracts and the overall yield achieved on our total investment portfolio for the period. The weighted average contractual investment return on the funds held by PXRE is 6.8% and 7.8% for the year ended December 31, 2003 and 2002, respectively, and we expect to be obligated for this contractual investment return for the life of the underlying liabilities, which is expected to be six years as of December 31, 2003 on a weighted average basis.

Net Realized Investment Gains

Net realized investment gains for 2003 were $2.4 million compared to gains of $9.0 million for 2002. Included in the net realized investment gains for the year ended December 31, 2002 were gains of $1.4 million realized on the repurchase of $5.2 million of our capital trust pass-through securities and gains realized on shortening of the average maturity of securities in our investment portfolio.

Interest Expense

Interest expense, other than minority interest expense in consolidated subsidiaries, decreased to $2.5 million for 2003 compared to $2.9 million in 2002. During 2003 we made repayments of $20.0 million on March 31, 2003 and $10.0 million on May 16, 2003 under a bank credit facility. As a result this bank facility was paid in full and terminated. An interest rate swap previously accounted for as a cash flow hedge was no longer effective. Consequently $1.1 million has been charged as interest expense in the year ended December 31, 2003 as a result of the termination of the bank facility. This charge did not impact shareholders' equity because it was previously recorded as a component of other comprehensive income. In addition, there was an acceleration of the amortization of expenses related to this bank facility of $0.3 million during the year ended December 31, 2003. PXRE incurred minority interest expense of $10.5 million related to PXRE's capital trust pass-through securities during the year ended December 31, 2003 (see "Liquidity" below for a full description of the capital trust pass-through securities). In 2002, PXRE only incurred

$8.6 million of minority interest expense on the capital trust pass-through securities. Minority expense on the capital trust pass-through securities increased because $62.5 million of additional capital trust pass-through securities were issued during the year ended December 31, 2003.

Taxation

PXRE recognized a tax expense of $0.8 million in 2003 compared to a tax expense of $17.8 million in 2002. The tax expense for the year ended December 31, 2003 differed from the U.S. statutory rate primarily due to the significant increase in reinsurance business written in Bermuda as a percentage of our total amount written, as well as the losses incurred from our exited lines segment which related primarily to reinsurance business written in the United States.

Comparison of 2002 with 2001

For the year ended December 31, 2002, net income before convertible preferred share dividends was $64.5 million compared to a net loss before convertible preferred share dividends of $18.0 million for 2001. The net income per diluted common share was $3.28 for 2002 compared to a net loss per diluted share of $1.55 for 2001, based on diluted average shares outstanding of approximately 19.7 million in 2002 and 11.6 million in 2001.

Premiums

Gross and net premiums written for 2002 and 2001 were as follows:

	YEAR ENDED DECEMBER 31,		% Increase
($000'S)	2002	2001	(Decrease)
Gross premiums written	$366,768	$ 290,213	26%
Ceded premiums written	(72,285)	(135,735)	(47)
Net premiums written	$294,483	$ 154,478	91%

Gross premiums written for the year ended December 31, 2002 increased 26% to $366.8 million from $290.2 million in 2001. This increase in gross premiums written primarily reflected growth in the catastrophe and risk excess and finite segments. Improved pricing, increased participation with long-standing clients and substantial amounts of new business in our core catastrophe and risk excess segment resulted in a $71.0 million, or 42% increase in gross premiums written during 2002 in this key segment as compared to the prior year. The finite segment increased $63.0 million, or 133% during 2002 versus the prior year on a gross written basis primarily due to one large finite reinsurance contract with Tower. With respect to our finite segment, we take an opportunistic approach to this business and do not believe this business is best measured by premiums written or earned from period to period. Compared to our other lines of business, our finite business involves a relatively small number of large reinsurance contracts. Therefore, we expect that the finite segment premiums written and earned will vary widely from period to period as a result of this strategy. Offsetting the increases in the catastrophe and risk excess and finite segments was a decrease in the exited lines gross premiums written of $55.3 million, or 85% compared to 2001.

Ceded premiums written decreased 47% to $72.3 million for the year ended December 31, 2002 compared to $135.7 million in 2001. If additional ceded premiums written of $56.6 million in connection with the September 11, 2001 terrorist attacks are excluded, the decrease is only $6.9 million or 8.7%.

Net premiums written for the year ended December 31, 2002 increased 91% to $294.5 million from $154.5 million in 2001. Net premiums written in our catastrophe and risk excess segment increased by $117.8 million, or 202%, compared to 2001. Net premium written in our finite segment increased by $69.1 million, or 205%, compared to 2001. Net premiums written in the exited lines segment decreased $50.3 million during the year ended December 31, 2002 compared to 2001. The changes in these segments are due to the same factors as those discussed above in gross premiums written.

Finite contracts that do not meet accounting requirements of SFAS No. 113 and other accounting literature, that generally define a reinsurance transaction, are not booked as premiums, but rather are treated as deposits. We have entered into contracts in 2002 and 2001 that have $35.1 million of deposit liabilities to ceding companies at December 31, 2002 on this deposit accounting basis. We also have two finite retrocessional agreements in place with Select Re that are accounted for as deposits pursuant to SFAS No. 113 and other accounting literature, totaling $21.4 million in deposit assets including investment income earned to December 31, 2002. We believe these retrocessional agreements will enhance the long-term profitability of the finite contracts to which they relate.

Gross and net premiums earned for 2002 and 2001 were as follows:

($000'S)	YEAR ENDED DECEMBER 31, 2002	2001	% Increase (Decrease)
Gross premiums earned	$349,312	$ 293,442	19%
Ceded premiums earned	(79,952)	(131,317)	(39)
Net premiums earned	$269,360	$ 162,125	66%

Gross premiums earned for the year ended December 31, 2002 increased 19% to $349.3 million from $293.4 million in 2001. The catastrophe and risk excess segment increased $65.5 million, or 39%, while the finite segment increased $31.5 million, or 78%, compared to 2001. Offsetting these increases was a decrease in our exited lines segment of $43.6 million, or 58%, compared to the prior year. The changes in these segments are due to the same factors as discussed above in gross premiums written.

Ceded premiums earned decreased 39% to $80.0 million for the year ended December 31, 2002 compared to $131.3 million for 2001. If additional ceded premiums earned of $56.6 million in connection with the September 11, 2001 terrorist attacks are excluded, the increase is only $5.3 million or 7.1%.

Net premiums earned for 2002 increased 66% to $269.4 million from $162.1 million for 2001. The catastrophe and risk excess segment increased $115.6 million, or 191% on a net earned basis while the finite segment increased $24.7 million, or 76% on a net earned basis versus the prior year. The exited lines segment experienced a decrease of $37.3 million, or 57% on a net earned basis during 2002 compared to 2001. The changes in net premiums earned for these segments are due to the same factors as discussed above in gross premiums written.

A summary of our 2002 and 2001 net premiums written and earned by business segment is included in Note 12 to the Consolidated Financial Statements.

Fee Income

Fee income for the year ended December 31, 2002 decreased 41% to $3.4 million from $5.8 million for 2001, reflecting the reduction in the share of business ceded to quota share reinsurers, and the effect of the September 11, 2001 terrorist attacks.

Ratios

The following table summarizes the loss ratio, expense ratio and combined ratio for the years ended December 31, 2002 and 2001, respectively:

(%)	YEAR ENDED DECEMBER 31, 2002	2001
Loss ratio	47.1	93.6
Expense ratio	30.6	33.4
Combined ratio	77.7	127.0
Catastrophe and risk excess loss ratio	30.0	121.4

Losses and Loss Expenses

Losses incurred for the year ended December 31, 2002 amounted to $126.9 million compared to $151.7 million for the year ended December 31, 2001. Our loss ratio was 47.1% for the year ended December 31, 2002 reflecting reduced loss activity. The only significant catastrophe in 2002 was a $17.8 million loss arising from the European floods. The year ended December 31, 2001 was impacted by the September 11, 2001 terrorist attacks and the sinking of the Petrobras Oil Rig.

During 2002, we experienced net adverse development of $25.4 million for prior-year loss and loss expenses, $16.9 million of which was due to loss development on our exited lines segment relating primarily to the 2000 and 2001 underwriting years. Adverse development of $16.7 million was primarily caused by larger than expected reported claims under our direct reinsurance contracts, corroborated by revised industry data. The loss ratio for 2001 was adversely affected by net development of $17.9 million for prior-year loss and loss expenses primarily due to strengthening of reserves in casualty, marine and aerospace lines of business, and development on a number of historical catastrophe events.

The most significant factor affecting our results in 2001 was the losses arising from the terrorist attacks on September 11, 2001. Our estimated net loss after-tax arising from the September 11, 2001 terrorist attacks was $32.6 million or $2.82 per diluted share for 2001. During 2002 the net loss after tax decreased to $31.9 million. This loss estimate was developed through a contract-by-contract review of our entire book of business and assumed full-limit losses on all reinsurance contracts deemed affected except where credibly advised to the contrary by our clients. The following table describes the impact of the September 11, 2001 terrorist attacks on the year ended December 31, 2001:

($000'S)	Results as Reported	September 11th Event	Results Excluding September 11th Event
Gross premiums written	$290,213	$ 30,290	$259,923
Net premiums written	154,478	(26,295)	180,773
Net premiums earned	162,125	(26,295)	188,420
Fee income	5,786	856	4,930
Net losses incurred	151,703	(26,070)	125,633
Commission and brokerage	30,350	10,557	40,907
Underwriting results before taxes	$ (14,142)	$(40,952)	$ 26,810

Gross losses and loss expenses arising from the September 11, 2001 terrorist attacks totaled $181.7 million at December 31, 2001. This gross loss was reduced by specific and corporate retrocessional recoverables of $155.6 million. In this regard, proportional and specific excess coverages provided recoveries of $65.3 million and our general corporate excess of loss coverages provided a further benefit of $90.3 million. The net result of these covers reduced our gross loss from $181.7 million to $26.1 million. Many of these retrocessional covers on both an assumed and ceded basis have either reinstatement or additional premiums, resulting in a net premium reduction of $26.3 million. These additional costs are partially reduced by approximately $11.4 million of lower commission and brokerage expense and increased fee income, bringing the net impact to approximately $41.0 million before tax.

Underwriting Expenses

The expense ratio was 30.6% for 2002 compared with 33.4% for 2001. This decrease was largely due to an increase in premiums earned. The commission and brokerage ratio, net of fee income, was 18.6% for 2002, compared with 15.2% in 2001. The operating expense ratio was 12.0% for 2002 compared with 18.3% for 2001.

Other operating expenses increased 10% to $32.5 million for 2002 from $29.6 million in 2001. The increase primarily reflects incentive compensation expense that varies with return on equity, to be paid under PXRE's Restated Employee Annual Incentive Bonus Plan and $1.3 million of costs incurred in connection with the establishment of a reinsurance facility with P-1 Re Ltd.

Net Investment Income

Net investment income for the year ended December 31, 2002 declined 17% to $24.9 million from $30.0 million for 2001, primarily as a result of an increase in interest expense related to funds held in connection with certain finite reinsurance transactions as compared to the prior year. Investment income related to the fixed maturity and short-term investment portfolios increased to $24.3 million for 2002 from $19.0 million in 2001 primarily due to an increase in invested assets attributable to the proceeds of the Preferred Stock issuance as well as cash flow from operations. The fixed maturity portfolio book yield for the year ended December 31, 2002 was approximately 4.5% compared to 5.8% during 2001. Investment income related to our hedge fund portfolio decreased to $7.2 million in 2002 from $10.4 million in 2001. Investment in hedge funds produced a return of 7.0% for the year ended December 31, 2002 compared with 9.0% in 2001. In addition, during 2002, we recognized $3.0 million related to a special distribution by one of our alternative investments and $1.5 million in interest related to the judgment entered in our favor in our lawsuit against Terra Nova.

Investment income was also affected by various finite and other reinsurance contracts where premiums payable under such contracts were retained on a funds withheld basis. In order to reduce credit risk or to comply with regulatory credit for reinsurance requirements, a portion of premiums paid under such reinsurance contracts is retained by the cedent pending payment of losses or commutation of the contract. Investment income on such withheld funds is typically for the benefit of the reinsurer and the cedent may provide a minimum investment return on such funds. We have both ceded and assumed reinsurance contracts that involve the withholding of premiums by the cedent. On assumed reinsurance contracts, cedents held premiums and accrued investment income due to us of

$24.9 million as of December 31, 2002, for which we have recognized $1.7 million of investment income for the year ended December 31, 2002. On ceded reinsurance contracts, we held premiums and accrued investment income of $122.2 million due to reinsurers as of December 31, 2002, for which we recognized a charge to investment income of $9.8 million during the year ended December 31, 2002. On a net basis, this charge to investment income was only $3.2 million, representing the difference between the stated investment return under the contracts and the overall yield achieved on our total investment portfolio for such period. As of December 31, 2002, the weighted average contractual investment return on the funds held by PXRE was 7.8% and we expected to be obligated for this contractual investment return for the life of the underlying liabilities, which was expected to be 7 years on a weighted average basis.

Net Realized Investment Gains

Net realized investment gains for 2002 were $9.0 million compared to gains of $4.0 million for 2001. This increase resulted primarily due to the liquidation of bonds in 2002 to implement our decision to shorten the duration of our fixed income portfolio. Included in the 2002 net realized investment gains were gains of $1.4 million realized on the repurchase of $5.2 million of our capital trust pass-through securities.

Interest Expense

Interest expense decreased to $2.9 million for 2002 compared to $4.4 million in 2001. The decrease in interest expense primarily relates to repayment of $25.0 million on our primary bank credit facility in 2002, on March 31, 2002 by $10.0 million, April 4, 2002 by $10.0 million and July 1, 2002 by $5.0 million reducing the outstanding amount to $30.0 million on December 31, 2002 from $55.0 million as of December 31, 2001. The interest rate on the $30.0 million outstanding was fixed at 7.34% as a result of a cash flow hedge interest rate swap that is part of PXRE Delaware's Credit Agreement with a syndicate of lenders. Included in other comprehensive income is a decrease in the fair value of the cash flow hedge at December 31, 2002 of $0.2 million, net of tax. We incurred minority interest expense amounting to $8.6 million and $8.9 million related to our 8.85% PXRE Capital Trust Pass-through Securities (TRUPS) during 2002 and 2001, respectively (see "Liquidity" below for a full description of the TRUPS).

Our London operations, which are winding down, resulted in a loss before taxes of $1.3 million for 2002 compared to a loss before taxes of $6.5 million in 2001.

Taxation

We recognized a tax expense of $17.8 million in 2002 compared to a benefit of $4.5 million in 2001. The tax expense for the year ended December 31, 2002 differed from the statutory rate primarily due to the mix of business between the U.S. and Bermuda, as well as tax-exempt income.

FINANCIAL CONDITION

Capital Resources

The Company relies primarily on dividend payments from its subsidiaries, including PXRE Reinsurance and PXRE Bermuda, to pay its operating expenses, to meet its debt service obligations and to pay dividends. During 2003, PXRE Reinsurance paid $65.7 million in dividends and PXRE Bermuda did not pay dividends. These dividends were primarily used to retire bank debt, meet interest payments on bank and trust preferred securities, increase the capital of PXRE Bermuda and pay dividends to the Company's shareholders. Based on the statutory surplus as of December 31, 2003, the aggregate dividends that are available to be paid during 2004, without prior regulatory approval, by PXRE Reinsurance and PXRE Bermuda are $106.4 million. We anticipate that this available dividend capacity will be sufficient to fund our liquidity needs during 2004.

Liquidity

The primary sources of liquidity for our principal operating subsidiaries are net cash flows from operating activities (including interest income from investments), the maturity or sale of investments, borrowings, capital contributions and advances. Funds are applied primarily to the payment of claims, operating expenses, income taxes and to the purchase of investments. Premiums are typically received in advance of related claim payments.

Financings

On April 4, 2002, the Company raised $150.0 million of additional capital through the issuance of 15,000 Convertible Voting Preferred Shares (the "Preferred Share Investment"). As of December 31, 2003, 17,219 shares of Preferred Shares were issued and outstanding. The issuance of the Preferred Shares is not expected to have a material effect on our liquidity during the three-year period following the issuance. In this regard, the Preferred Shares will be entitled to receive, when, as and if declared by our Board of Directors and to the extent of funds legally available for the payment of dividends, cumulative dividends per share at the rate per annum of 8% of the sum of the stated value on each share plus any accrued and unpaid dividends thereon, payable on a quarterly basis. Such dividends, shall be payable in additional Preferred Shares until April 4, 2005 and in cash thereafter. We, at our sole election, may decide, in substitution in whole or in part for dividends payable in shares, to pay dividends in cash to the extent of any dividends that, if paid in additional shares of Preferred Shares, would otherwise cause the Purchasers and their affiliates to own more than 49.9% of the capital shares of the Company on a fully-diluted and fully-converted basis.

The A1 Preferred Shares, B1 Preferred Shares and C1 Preferred Shares will be mandatorily convertible into Class A Common Shares, Class B Common Shares and Class C Common Shares, respectively, on April 4, 2005, and all remaining Preferred Shares will be mandatorily convertible into Convertible Common Shares on April 4, 2008. Notwithstanding the foregoing, on any conversion date, to the extent necessary to prevent the initial purchasers of Preferred Shares and their affiliates from owning more than 49.9% of the capital shares of the Company following conversion, we shall have the right (but not the obligation) to make a cash payment in lieu of Convertible Common Shares equal to the fair market value of the Convertible Common Shares that would have been received in excess of the 49.9% limitation in connection with any conversion, plus an additional tax gross up amount to take into account in appropriate circumstances the difference between the federal income tax rate on long-term capital gains and the federal ordinary income tax rate that might apply to the recipient on the receipt of a cash payment in lieu of Convertible Common Shares. If the A2 Preferred Shares, B2 Preferred Shares and C2 Preferred Shares are not voluntarily converted on or prior to the third anniversary of their issuance, an annual 8% dividend, payable in cash, will accrue until these Preferred Shares are converted.

On January 29, 1997, PXRE Capital Trust I ("PXRE Capital Trust"), a Delaware statutory trust and a wholly-owned subsidiary of PXRE Delaware, issued $100.0 million principal amount of its 8.85% TRUPS due February 1, 2027 in an institutional private placement. Proceeds from the sale of these securities were used to purchase PXRE Delaware's 8.85% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 (the "Subordinated Debt Securities"). On April 23, 1997, PXRE Delaware and PXRE Capital Trust completed the registration with the SEC of an exchange offer for these securities and the securities were exchanged for substantially similar securities (the "Capital Securities"). Distributions on the Capital Securities (and interest on the related Subordinated Debt Securities) are payable semi-annually, in arrears, on February 1 and August 1 of each year, commencing August 1, 1997. On or after February 1, 2007, PXRE Delaware has the right to redeem the Subordinated Debt Securities, in whole at any time or in part from time to time, subject to certain conditions, at call prices of 104.180% at February 1, 2007, declining to 100.418% at February 1, 2016, and 100% thereafter. During 2002 we purchased $5.2 million TRUPS and recognized a gain of $1.4 million.

On May 15, 2003, PXRE Capital Statutory Trust II, a Connecticut statutory trust and subsidiary of the Company, sold $17.5 million principal amount of capital trust pass-through securities due May 15, 2033. The securities bear interest payable quarterly at an initial rate of 7.35% until May 15, 2008, and thereafter at an annual rate of 3 month LIBOR plus 4.1% reset quarterly. The Company has the option right to redeem the securities at any quarterly interest payment date after May 15, 2008 at 100%. The Company used the net proceeds of the sale to repay the balance of $10.0 million outstanding under its credit agreement, and to provide additional capital to PXRE Bermuda.

On May 23, 2003, PXRE Capital Trust III, a Delaware statutory trust and a subsidiary of the Company, sold $15.0 million principal amount of capital trust pass-through securities due May 23, 2033. The securities bear interest payable quarterly at a rate of 9.75%. The Company has the right to redeem the securities at call prices of 104.875% on May 23, 2008, declining to 100.975% on May 23, 2012 and 100% on May 23, 2013 or thereafter. The Company used the net proceeds to provide additional capital to PXRE Bermuda.

On October 29, 2003, PXRE Capital Statutory Trust V, a Connecticut statutory trust and a subsidiary of the Company, sold $20.0 million principal amount of capital trust pass-through securities due October 29, 2033. The securities bear interest payable quarterly at an initial rate of 7.70% until October 29, 2008, and thereafter at an annual rate of 3 month LIBOR plus 3.85% reset quarterly. The Company has the right to redeem the securities at any quarterly interest payment date after October 29, 2008 at 100%. The Company used the net proceeds to provide additional capital to PXRE Bermuda.

On November 6, 2003, PXRE Capital Trust VI, a Delaware capital trust and a subsidiary of the Company, sold $10.0 million principal amount of capital trust pass-through securities due September 30, 2033. The securities bear interest payable quarterly at an initial rate of 7.58% until September 30, 2008, and thereafter at an annual rate of 3 month LIBOR plus 3.90% reset quarterly. The Company has the right to redeem the securities at any quarterly interest payment date after September 30, 2008 at 100%. The Company used the net proceeds to provide additional capital to PXRE Bermuda.

Share Dividends and Book Value

Dividends declared to common shareholders were $2.9 million in both 2003 and 2002. Book value per common share was $22.24 at December 31, 2003 after considering convertible preferred shares.

On December 16, 2003, the Company completed an offering of 2.2 million of its common shares at $21.75 per share, pursuant to a Shelf Registration on Form S3, filed in 2003 for $150 million. Of the 2.2 million shares sold, 1.1 million were offered by PXRE and 1.1 million were offered by Phoenix Life Insurance Company ("Phoenix"), one of the Company's common shareholders.

The Company did not receive any of the proceeds from the sale of shares by Phoenix. Net proceeds to the Company, from the sale of the common shares sold by the Company, were approximately $20.4 million. We used the net proceeds from the sale of common shares for general corporate purposes, including contributions to the capital of PXRE Bermuda to support growth in its business.

On January 22, 2004, the underwriters of the above mentioned share offering exercised in-full the over-allotment option to purchase 0.3 million additional common shares at $21.75 per share. As a result of the exercise of the option, the Company received additional net proceeds of approximately $6.8 million, resulting in total net proceeds from the offering of approximately $27.2 million. We again used the net proceeds for general corporate purposes, including contributions to the capital of PXRE Bermuda. After giving effect to the sale of the over-allotment shares, a total of 2.5 million shares were sold in the offering.

Cash Flows

Net cash flows provided by operations were $154.3 million in 2003 compared to $139.4 million in 2002 primarily due to the effects of timing of collection of receivables and reinsurance recoverables and payments of losses. Because of the nature of the coverages we provide, which typically can produce infrequent losses of high severity, it is not possible to accurately predict our future cash flows from operating activities. As a consequence, cash flows from operating activities may fluctuate, perhaps significantly, between years.

Net cash used by investing activities were $184.3 million in 2003 compared to $226.5 million in 2002 due primarily to purchases of securities for investment partially offset by proceeds received on sale or maturity of investments.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements. We do have the following commitments, contingencies and contractual obligations.

Commitments, Contingencies and Contractual Obligations

PAYMENTS DUE BY PERIOD

Contractual Obligations ($000'S)	Total	Less than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Long-term debt obligations	$156,841	$ —	$ —	$ —	$156,841
Interest on debt obligations	357,392	13,897	27,794	27,793	287,908
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	7,451	1,330	2,881	2,727	513
Purchase obligations	1,100	1,100	—	—	—
Other long-term liabilities reflected on the balance sheet under GAAP	—	—	—	—	—
Total	$522,784	$16,327	$30,675	$30,520	$445,262

As noted under Capital Resources, we expect to be able to meet the contractual obligations over 2004 with the dividend paying capacity of the Company's subsidiaries. PXRE Reinsurance and PXRE Bermuda expect to be able to meet their contractual obligations over 2004 with operating and investing cash flows.

Other commitments and pledged assets include: (a) letters of credit amounting to $17.3 million, which are secured by cash and securities amounting to $19.6 million, (b) securities with a par value of $10.7 million on deposit with various state insurance departments in order to comply with insurance laws, (c) securities with a fair value of $57.8 million deposited into a trust for the benefit of a cedent in connection with a finite reinsurance transaction, (d) funding commitments to certain limited partnerships of

$0.9 million included in the table above, (e) a commitment to lend a further $0.2 million to finance the construction of an office building that we intend to use as our headquarters in Bermuda, included in the table above and (f) a contingent liability amounting to $3.1 million under the 1992 Restated Employee Annual Incentive Bonus Plan.

In connection with the capitalization of PXRE Lloyd's Syndicate 1224, PXRE Reinsurance has placed on deposit a $30.6 million par value U.S. Treasury security as collateral for Lloyd's. In addition, cash and invested assets amounting to $9.2 million at December 31, 2003, are restricted from being paid as a dividend until the run-off has been completed.

We entered into a joint venture agreement, dated June 2001 (the "JV Agreement"), with BF&M Properties Limited to form a Bermuda corporation, Barr's Bay Properties Limited ("Barr's Bay"). Barr's Bay was formed to construct an office building in Hamilton, Bermuda, in which we will have the option to lease office space for three consecutive five-year terms. We own 40% of the outstanding shares of Barr's Bay. Pursuant to the JV Agreement, we have agreed to lend up to $7.0 million to Barr's Bay to finance the construction of the subject office building of which $6.8 million has been advanced as of December 31, 2003. The loans are secured by a first mortgage on the property.

In April 2000, PXRE Reinsurance entered into an aggregate excess of loss retrocessional reinsurance agreement with a U.S. based cedent. In the agreement, PXRE Reinsurance reinsured a portfolio of treaties underwritten by a former business unit of the cedent, which had been divested. Pursuant to this excess of loss retrocessional agreement, PXRE Reinsurance agreed to indemnify the cedent for losses in excess of a 75% paid loss ratio on this underlying portfolio of treaties up to a 100% paid loss ratio, subject to an aggregate limit of liability of $50.0 million. The latest loss reports related to the agreement provided by the cedent forecast an ultimate net loss ratio in excess of 100%, which could result in a full limit loss to PXRE.

In June 2003, PXRE Reinsurance performed an audit of this portfolio of treaties reinsured under the agreement. As a result of this audit, management identified problems and believes that the cedent breached its contractual obligations and fiduciary duties under the agreement. PXRE Reinsurance therefore filed suit against the cedent on July 24, 2003 in a United Stated District Court seeking rescission of the agreement and/or compensatory and punitive damages.

Although the ultimate outcome of the litigation cannot presently be determined, management believes that PXRE Reinsurance's claims are meritorious and intends to vigorously prosecute its suit. As of December 31, 2003, we have recorded $34.4 million of loss reserves related to the agreement. If our lawsuit is unsuccessful, we could potentially incur additional losses under the agreement of up to $10.2 million on an after-tax basis.

On October 6, 2003, the United States Court of Appeals for the Third Circuit affirmed a $9.8 million judgment awarded in June 2002 after a jury trial of its dispute against Terra Nova. The dispute concerned PXRE's claims under two insurance policies that had been issued by an agent of Terra Nova. Terra Nova paid the full amount of the judgment on October 16, 2003. PXRE had previously recorded this amount as a receivable and as a result there was no income statement impact.

All amounts classified as reinsurance recoverable at December 31, 2003 are considered by our management to be collectible in all material respects.

Taxation

PXRE Delaware files U.S. income tax returns for itself and all of its direct or indirect subsidiaries that satisfy the stock ownership requirements for consolidation (collectively, the "Subsidiaries"). PXRE Delaware is party to an Agreement Concerning Filing of Consolidated Federal Income Tax Returns (the "Tax Allocation Agreement") pursuant to which each U.S. Subsidiary makes tax payments to PXRE Delaware in an amount equal to the federal income tax payment that would have been payable by such Subsidiary for such year if it had filed a separate income tax return for such year. PXRE Delaware is required to provide for payment of the consolidated federal income tax liability for the entire group. If the aggregate amount of tax payments made in any tax year by a U.S. Subsidiary is less than (or greater than) the annual tax liability for such Subsidiary on a stand-alone basis for such year, such Subsidiary will be required to make up such deficiency to PXRE Delaware (or will be entitled to receive a credit if payments exceed the separate return tax liability of the Subsidiary).

Certain Risks and Uncertainties

Factors Affecting Future Results of Operations
Our future results of operations involve a number of risks and uncertainties, some of which are discussed below.

Because of exposure to catastrophes, our financial results may vary significantly from period to period.
As a reinsurer of property catastrophe-type coverages in the worldwide marketplace, our operating results in any given period depend to a large extent on the number and magnitude of natural and man-made catastrophes such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots and floods. For example, the terrorist attacks on September 11, 2001 resulted in a $35.3 million net loss, after tax, in the third quarter of 2001, which subsequently decreased to a $32.1 million net loss, after tax, by December 31, 2003. While we may, depending on market conditions, purchase catastrophe retrocessional coverage for our own protection, the occurrence of one or more major catastrophes in any given period could nevertheless have a material adverse impact on our results of operations and financial condition and result in substantial liquidation of investments and outflows of cash as losses are paid.

We may be overexposed to losses in certain geographic areas for certain types of catastrophe events.
As we underwrite risks from a large number of insurers based on information generally supplied by reinsurance brokers, we may develop a concentration of exposure to loss in certain geographic areas prone to specific types of catastrophes. For example, we are significantly exposed to losses arising from hurricanes in the southeastern United States, earthquakes in California, the midwest United States and Japan, and to windstorms in northern Europe. We have developed systems and software tools to monitor and manage the accumulation of our exposure to such losses and have established guidelines for maximum tolerable losses from a single event or multiple catastrophic events based on historical data. However, no assurance can be given that these maximums will not be exceeded in some future catastrophe.

We operate in a highly competitive environment.
The reinsurance industry has been consolidating in recent years through mergers and other acquisitions. We compete with numerous companies, many of which have substantially greater financial, marketing and management resources. The level of competition has increased in the wake of the September 11, 2001 terrorist attacks with the formation of a number of large and well-capitalized Bermuda reinsurance companies. In addition, a number of our pre-existing competitors were successful in raising substantial levels of additional capital. Although we increased our capital as well, we remain smaller than most of our competitors.

In particular, we compete with reinsurers that provide property-based lines of reinsurance, such as ACE Tempest Reinsurance Ltd., Arch Reinsurance Ltd., AXIS Reinsurance Company, Converium Reinsurance (North America), Inc., Endurance Specialty Insurance Ltd., Everest Reinsurance Company, IPCRe Limited, Lloyd's of London syndicates, Montpelier Reinsurance Ltd., Munich Reinsurance Company, Partner Reinsurance Company Ltd., Platinum Underwriters Reinsurance, Inc., Renaissance Reinsurance Ltd., Swiss Reinsurance Company and XL Re Ltd. Competition varies depending on the type of business being insured or reinsured and whether we are in a leading position or acting on a following basis.

Reinsurance prices may decline, which could affect our profitability.
Demand for reinsurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, general economic conditions and underwriting results of primary property insurers. The supply of reinsurance is related to prevailing prices, recent loss experience and levels of surplus capacity. All of these factors fluctuate and may contribute to price declines generally in the reinsurance industry. Our recent, and anticipated, growth relates, in part to improved industry pricing. Premium rates or other terms and conditions of trade may vary in the future. If any of these factors were to cause the demand for reinsurance to fall or the supply to rise, our profitability could be adversely affected.

Underwriting reinsurance includes the application of judgment, the assessment of probabilities and outcomes, and assumption of correlations, which are subject to inherent uncertainties; reserving for losses includes significant estimates which are also subject to inherent uncertainties.
Our success is dependent upon our ability to assess accurately the risks associated with the businesses that we insure and reinsure. Claim reserves represent estimates involving actuarial and statistical projections, at a given point in time, of our expectations of the ultimate settlement and administration costs of claims incurred. We utilize actuarial models as well as historical insurance industry loss development patterns to assist in the establishment of appropriate claim reserves. In our casualty and finite business, given our limited experience we do not have established historical loss development patterns that can be used to establish these loss liabilities. For these lines, we rely on loss development patterns that have been estimated from industry or client data, which may not accurately

represent the true development pattern for the business we wrote. For property lines, reserves may differ from ultimate settlement values due to the infrequency of some types of catastrophe losses, the incompleteness of information in the wake of a major catastrophe and delay in receiving that information. Actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements.

If our claim reserves are determined to be inadequate, we will be required to increase claim reserves at the time of such determination with a corresponding reduction in our net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations, in a particular period, or our financial condition in general. As a compounding factor, although most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies, thereby further adversely affecting our financial condition.

A decline in the rating assigned to our claim-paying ability may impact our potential to write new and renewal business.

The property catastrophe reinsurance market is highly sensitive to the ratings assigned by the rating agencies. If either of S&P or A.M. Best were to downgrade us, such downgrade would likely have a material negative impact on our ability to expand our reinsurance portfolio and renew all of our existing reinsurance agreements, especially if we were to be downgraded more than one level from the "A" category to the "B" category. In 1999, we were downgraded from A+ to A, which downgrade was considered by us to have no material effect on our core short tail property business. Although impossible to quantify, we believe the downgrade did have some impact on our ability to expand the direct casualty reinsurance business that we have since discontinued.

A decline in our ratings may require us to transfer premiums retained by us into a beneficiary trust.

Certain of our ceded excess of loss reinsurance contracts require us to transfer premiums currently retained by us on a funds withheld basis into a trust for the benefit of the reinsurers if A.M. Best were to downgrade us below "A-." In addition, certain of our other ceded excess of loss reinsurance contracts contain provisions that give the reinsurer the right to cancel the contract and require us to pay a termination fee. The amount of the termination fee would be dependent upon various factors, including level of loss activity.

A decline in our ratings may allow clients to terminate their contract with us.

It is increasingly common for our assumed reinsurance contracts to contain terms that would allow our clients to cancel the contract if we are downgraded below various rating levels by one or more rating agencies and a majority of our contracts now contain such clauses. Typically such cancellation clauses are triggered if A.M. Best or S&P were to downgrade us below "A-." Currently our rating is "A" by A.M. Best and S&P. Whether a client would exercise such rights would depend, among other things, on the reasons for such a downgrade, the extent of the downgrade, the prevailing market conditions, the degree of unexpired coverage, and the pricing and availability of replacement reinsurance coverage. We cannot predict in advance whether and how many of our clients would actually exercise such rights or what effect such cancellations would have on our financial conditions or future prospects, but such an effect could potentially be materially adverse. A downgrade, therefore, could result in a substantial loss of business if insurers, ceding companies and brokers that place such business move to other insurers and reinsurers with higher ratings. For new or renewed contracts at January 1, 2004, 57% (by premium volume) contain provisions allowing clients additional rights upon a decline in PXRE's ratings.

Our investment portfolio is subject to significant market and credit risks which could result in an adverse impact on our financial position or results.

Our invested assets consist primarily of debt instruments with fixed maturities, short-term investments, a diversified portfolio of hedge funds and, to a lesser extent mezzanine bond and equity limited partnerships. At December 31, 2003, 86% of PXRE's investment portfolio consisted of fixed maturities and short-term investments and 14% consisted of hedge funds and other investments. These investments are subject to market-wide risks and fluctuations as well as to risks inherent in particular securities. Although we seek to preserve our capital, we have invested in a portfolio of hedge funds and other privately held securities. These investments are designed to provide diversification of risk; however, such investments entail substantial risks. There can be no assurance that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate such losses' adverse effect on us. To our knowledge, few other publicly-traded reinsurers follow our strategy of investing a significant portion of invested assets in hedge funds and other privately held securities. See "Investments."

Risks Related to Our Fixed Maturity Investments. We are exposed to potential losses from the risks inherent in our fixed maturity investments. The two most significant risks inherent in our fixed income portfolio are interest rate risk and credit risk:

- *Interest Rate Risk*
  Our principal fixed maturity market risk exposure is to changes in U.S. interest rates. Changes in interest rates may affect the fair value of our fixed maturity portfolio, borrowings (in the form of trust preferred securities) and an interest rate swap. Our holdings subject us to exposures in the treasury, municipal, and various asset-backed sectors. Changes in interest rates could also cause a potential underperformance in our finite coverages and shortfalls in cash flows necessary to pay fixed rate amounts due to finite contract counterparties.
- *Credit Risk*
  We are also exposed to potential losses from changes in probability of default and from defaulting counter-parties with respect to our investments. A majority of our investment portfolio consists of fixed maturities and short-term investments rated "A" or better by Moody's, or S&P. Our investment portfolio also contains privately held fixed maturities that are not traded on a recognized exchange. Deterioration in the credit quality of our investments or our ability to liquidate any of our privately held investments promptly could have an adverse effect on our financial condition.

Risks Related to Our Hedge Fund Investments. We are exposed to potential losses from the risks inherent in our portfolio of hedge funds. Our investment policies with respect to our hedge fund investments generally do not restrict us from participating in particular markets, strategies or investments. Further, our hedge fund investments may generally be deployed and redeployed in whatever investment strategies are deemed appropriate under prevailing economic and market conditions in an attempt to achieve capital appreciation, including, if appropriate, a concentration of investments in a relatively small group of strategies or hedge fund managers.

The three most significant risks inherent in our hedge fund portfolio are liquidity risk, credit risk and market risk:

- *Liquidity Risk*
  Liquidity risk exists in the hedge fund portfolio in that there are delays between giving notice to redeem a hedge fund investment and receiving proceeds. The redemption terms are defined in the offering documents and generally require notice periods and time scales for settlement. We remain at risk during the notice period, which typically specifies a month or quarter end reference point at which to calculate redemption proceeds. The risk also exists that a hedge fund may be unable to meet its redemption obligations. A hedge fund may be faced with excessive redemption notices and illiquid underlying investments.
- *Credit Risk*
  Credit risk exists in the hedge fund portfolio where hedge funds are net long in a particular security, or group of correlated securities. Where a hedge fund is net long in a security that defaults, or suffers an adverse credit event, we are exposed to loss. Our exposure to any individual hedge fund is limited to the carrying value of the investment, and we invest in a diversified portfolio of hedge funds that utilize different strategies and markets, to reduce this risk. However, different hedge funds in the portfolio may be net long in the same or correlated securities at the same time, which could have an adverse effect on the value of the portfolio and thus our financial condition.
- *Market Risk*
  We invest in hedge funds that trade in securities using strategies that are generally market neutral. The hedge fund investments do not generally benefit from rising equity or bond markets, and have demonstrated historically low correlation of returns to equity market indices. However, the hedge funds may maintain leveraged net long positions, and this can expose us to market risks.

Because we depend on a few reinsurance brokers for a large portion of revenue, loss of business provided by them could adversely affect us.
We market our reinsurance products worldwide exclusively through reinsurance brokers. Four, five and four brokerage firms accounted for 78%, 84%, and 60% of our gross premiums written for the years ended December 31, 2003, 2002, and 2001, respectively. Approximately 27%, 21%, 16%, and 15% of gross premiums written in fiscal year 2003 were arranged through Benfield Greig Ltd., the worldwide branch offices of Guy Carpenter & Company, Inc. (a subsidiary of Marsh & McLennan Companies, Inc.), Willis Re. Inc., and Aon Group Ltd., respectively. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on our business.

Our reliance on reinsurance brokers exposes us to their credit risk.
In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us (we refer to these insurers as ceding insurers). In some jurisdictions, if a broker fails to make such a payment, we might remain liable to the ceding insurer

for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. We are aware of one instance in recent years, involving an insignificant amount, in which a broker did not forward premiums to us. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.

We may be adversely affected by foreign currency fluctuations.
Although our functional currency is the U.S. dollar, premium receivables and loss reserves include business denominated in currencies other than U.S. dollars. We are exposed to the possibility of significant claims in currencies other than U.S. dollars. We may, from time to time, experience losses resulting from fluctuations in the values of these non-U.S. currencies, which could adversely affect our operating results. While we hold positions denominated in foreign currencies to mitigate, in part, the effects of currency fluctuations on our results of operations, we currently do not hedge our currency exposures before a catastrophic event that may produce a claim.

Retrocessional reinsurance subjects us to credit risk and may become unavailable on acceptable terms.
In order to limit the effect of large and multiple losses upon our financial condition, we buy reinsurance for our own account. This type of insurance is known as retrocessional reinsurance. From time to time, market conditions have limited, and in some cases have prevented, reinsurers from obtaining the types and amounts of reinsurance, which they consider adequate for their business needs. Accordingly, we may not be able to obtain our desired amounts of retrocessional reinsurance. In addition, even if we are able to obtain such retrocessional reinsurance, we may not be able to negotiate terms as favorable to us as in prior years. In difficult market conditions, pricing for our retrocessional reinsurance products may improve, but conversely, obtaining retrocessional reinsurance for our own account on favorable terms can become more difficult.

A retrocessionaire's insolvency or its inability or unwillingness to make payments under the terms of a retrocessional reinsurance treaty with us could have a material adverse effect on us. Therefore our retrocessions subject us to credit risks because the ceding of risk to retrocessionaires does not relieve us of our liability to our clients. In the event that we cede business to a retrocessionaire, we must still pay on claims of our cedent even if we are not paid by the retrocessionaire.

Our inability to provide the necessary collateral could affect our ability to offer reinsurance in certain markets.
PXRE Bermuda is not licensed or admitted as an insurer in any jurisdiction other than Bermuda. Because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security mechanisms are in place, we anticipate that our reinsurance clients will typically require PXRE Bermuda to post a letter of credit or other collateral. If we are unable to arrange for security on commercially reasonable terms, PXRE Bermuda could be limited in its ability to write business for certain of our clients.

The insurance and reinsurance business is historically cyclical, and we may experience periods with excess underwriting capacity and unfavorable premium rates; conversely, we may have a shortage of underwriting capacity when premium rates are strong.
Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, general economic conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. Our recent, and anticipated, growth relates in part to improved industry pricing, but the supply of insurance and reinsurance may increase, either by capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to an adverse effect on our profits. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly, and we expect to experience the effects of such cyclicality.

Risks Related to Regulation

Regulatory constraints may restrict our ability to operate our business.

General. Our insurance and reinsurance subsidiaries may not be able to obtain or maintain necessary licenses, permits, authorizations or accreditations in locales where we currently engage in business or in new locales, or may be able to do so only at significant cost. In addition, we may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance or reinsurance companies or holding companies. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws could result in restrictions on our ability to do business or certain activities that are regulated in one or more of the jurisdictions in which we operate and could subject us to fines and other sanctions, which could have a material adverse effect on our business.

PXRE Bermuda. PXRE Bermuda is a registered Class 3 Bermuda insurance and reinsurance company. Among other matters, Bermuda statutes, regulations and policies of the BMA, require PXRE Bermuda to maintain minimum levels of statutory capital, surplus and liquidity, to meet solvency standards, to obtain prior approval of ownership and transfer of shares and to submit to certain periodic examinations of its financial condition. These statutes and regulations may, in effect, restrict PXRE Bermuda's ability to write insurance and reinsurance policies, to make certain investments and to distribute funds.

The offshore insurance and reinsurance regulatory environment has become subject to increased scrutiny in many jurisdictions, including the United States and various states within the United States. Compliance with any new laws or regulations regulating offshore insurers or reinsurers could have a material adverse effect on our business. In addition, although PXRE Bermuda does not believe it is or will be in violation of insurance laws or regulations of any jurisdiction outside Bermuda, inquiries or challenges to PXRE Bermuda's insurance or reinsurance activities may still be raised in the future.

PXRE U.S. Subsidiaries. PXRE Delaware and PXRE Reinsurance are subject to regulation under the insurance statutes of various U.S. states, including Connecticut, the domiciliary state of PXRE Reinsurance. The regulation and supervision to which PXRE Reinsurance is subject relates primarily to the standards of solvency that must be met and maintained, licensing requirements for reinsurers, the nature of and limitations on investments, deposits of securities for the benefit of a reinsured, methods of accounting, periodic examinations of the financial condition and affairs of reinsurers, the form and content of reports of financial condition required to be filed, reserves for losses and other matters. In general, such regulation is for the protection of the reinsureds and policyholders, rather than investors.

In recent years, the U.S. insurance regulatory framework has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state regulation of insurance and reinsurance companies and holding companies. Moreover, the NAIC, which is an association of the insurance commissioners of all 50 states and the District of Columbia, and state insurance regulators regularly re-examine existing laws and regulations.

Barbados. PXRE Barbados is subject to regulation under Barbados' Insurance Act, 1996. Under the Barbados Act, PXRE Barbados may only pay a dividend out of the realized profits of the company and may not pay a dividend unless (a) after payment of the dividend it is able to pay its liabilities as they become due, and (b) the realizable value of its assets is greater than the aggregate value of its liabilities and (c) the stated capital accounts are maintained in respect of all classes of shares.

PXRE Barbados is also required to maintain assets in an amount that permits it to meet the prescribed minimum solvency margin for the net premium income level of its business. In respect of its general insurance business, PXRE Barbados is required to maintain margins of solvency. PXRE Barbados is not required at the present time to maintain any additional statutory deposits or reserves relative to its business.

Changes in the laws and regulations to which our insurance and reinsurance subsidiaries are subject or the interpretation of these laws and regulations could have a material adverse effect on our business or results of operations.

If PXRE Bermuda becomes subject to insurance statutes and regulations in jurisdictions other than Bermuda or there is a change to Bermuda law or regulations or application of Bermuda law or regulations, there could be a significant and negative impact on our business.

As a registered Bermuda Class 3 insurer, PXRE Bermuda is subject to regulation and supervision in Bermuda. Bermuda insurance statutes, regulations and policies of the BMA require PXRE Bermuda to, among other things:

- maintain a minimum level of capital, surplus and liquidity;
- satisfy solvency standards;
- restrict dividends and distributions;
- obtain prior approval of ownership and transfer of shares;
- maintain a principal office and appoint and maintain a principal representative in Bermuda; and
- provide for the performance of certain periodic examinations of PXRE Bermuda and its financial condition.

These statutes and regulations may, in effect, restrict our ability to write reinsurance policies, to distribute funds and to pursue our investment strategy.

We do not presently intend that PXRE Bermuda will be admitted to do business in any jurisdiction in the United States, the United Kingdom or elsewhere (other than Bermuda). However, we cannot assure you that insurance regulators in the United States, the United Kingdom or elsewhere will not review the activities of PXRE Bermuda, or related companies or its agents and claim that PXRE Bermuda is subject to such jurisdiction's licensing requirements. If any such claim is successful and PXRE Bermuda must obtain a license, we may be subject to taxation in such jurisdiction. In addition PXRE Bermuda is subject to indirect regulatory requirements imposed by jurisdictions that may limit its ability to provide insurance or reinsurance. For example, PXRE Bermuda's ability to write insurance or reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies. Proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, alien insurers or reinsurers with whom domestic companies place business.

Generally, Bermuda insurance statues and regulations applicable to PXRE Bermuda are less restrictive than those that would be applicable if it were governed by the laws of any state in the United States. In the past, there have been congressional and other initiatives in the United States regarding proposals to supervise and regulate insurers domiciled outside the United States. If in the future PXRE Bermuda becomes subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, we cannot assure you that PXRE Bermuda would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on PXRE Bermuda's business.

The process of obtaining licenses is very time consuming and costly, and we may not be able to become licensed in a jurisdiction other than Bermuda, should we choose to do so. The modification of the conduct of our business resulting from our becoming licensed in certain jurisdictions could significantly and negatively affect our business. In addition our inability to comply with insurance statutes and regulations could significantly and adversely affect our business by limiting our ability to conduct business as well as subjecting us to penalties and fines.

Because we are incorporated in Bermuda, we are subject to changes of Bermuda law and regulation that may have an adverse impact on our operations, including imposition of tax liability or increased regulatory supervision. In addition, we will be exposed to changes in the political environment in Bermuda. The Bermuda insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. We cannot predict the future impact on our operations of changes in the laws and regulations to which we are or may become subject.

We may be unable to obtain extensions of work permits for our employees, which may cause our business to be adversely affected.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate government authority. The Bermuda government will issue a work permit for a specific period of time, which may be extended upon showing that, after proper public advertisements, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. The Bermuda government has a policy that limits the duration of work permits to six years, subject to certain exemptions for key employees. Substantially all of our key officers, including our Chief Executive Officer, Chief Financial Officer, most executive vice presidents and key reinsurance underwriters are working in Bermuda under work permits that will expire over the next three years. The Bermuda government could refuse to extend these work permits. If any of our senior executive officers were not permitted to remain in Bermuda, our operations could be disrupted and our financial performance could be adversely affected.

Risks Related to Taxation

We and our Bermuda subsidiaries may become subject to Bermuda taxes in the future.

Bermuda currently imposes no income tax on corporations. We have obtained an assurance from the Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to our Bermuda subsidiaries until March 28, 2016. We cannot assure you that we or our Bermuda subsidiaries will not be subject to any Bermuda tax after that date.

We and our non-U.S. subsidiaries may be subject to U.S. tax, which may have a material adverse effect on our financial condition and results of operation.

We and our non-U.S. subsidiaries intend to operate our business in a manner that will not cause us to be treated as engaged in a trade or business in the United States (and, in the case of those non-U.S. companies qualifying for treaty protection, in a manner that will not cause us to be doing business through a permanent establishment in the United States) and, thus, will not subject us to U.S. federal corporate income taxes or branch profits tax (other than withholding taxes on certain U.S. source investment income, dividends from PXRE Delaware to PXRE Barbados and excise taxes on insurance or reinsurance premiums). However, because there is uncertainty as to the activities that constitute being engaged in a trade or business within the United States, and what constitutes a permanent establishment under the applicable tax treaties, there can be no assurances that the U.S. Internal Revenue Service ("IRS") will not contend successfully that we or our non-U.S. subsidiary is engaged in a trade or business, or carrying on business through a permanent establishment in the United States.

We and/or our non-U.S. subsidiaries could be subject to U.S. tax on a portion of our income that is earned from U.S. sources if we or our non-U.S. subsidiaries are considered to be a personal holding company, or a PHC, for U.S. federal income tax purposes. This status will depend on whether more than 50% of our shares could be deemed to be owned by five or fewer individuals and the percentage of our income, or that of our subsidiaries, that consists of "personal holding company income," ("PHCI threshold"), as determined for U.S. federal income tax purposes. We believe, based upon information made available to us regarding our existing shareholder base, that neither we nor any of our subsidiaries should be considered a PHC. Additionally, we intend to operate our business to minimize the possibility that we will meet the PHCI threshold. However, due to the lack of complete information regarding our ultimate share ownership, we cannot be certain that we will not be characterized as a PHC, or that the amount of U.S. tax that would be imposed if it were not the case would be minimal.

There is a risk that dividends paid by PXRE Delaware to PXRE Barbados may not be eligible for benefits under the U.S.-Barbados income tax treaty.

PXRE Delaware is a Delaware corporation wholly owned by PXRE Barbados. Under U.S. federal income tax law, dividends paid by a U.S. corporation to a non-U.S. shareholder are generally subject to a 30% withholding tax, unless reduced by treaty. The income tax treaty between Barbados and the United States reduces the rate of withholding tax to 5%. Were the IRS to successfully contend that PXRE Delaware and/or PXRE Barbados are not eligible for benefits under the Barbados Treaty, dividends paid by PXRE Delaware to PXRE Barbados would be subject to the 30% withholding tax. Such tax may be applied retroactively to all previous tax years for which the statute of limitations has not expired, with interest and penalties. Such a result may have a material adverse effect on our financial condition and results of operation.

In addition, negotiators from the United States and Barbados have been meeting on a priority basis to discuss revisions to the current tax treaty. While we are not in a position at this time to anticipate what, if any, changes might be made to the Barbados Treaty as a result of these discussions or how any such changes might impact the Company, any such changes could have a significant adverse impact. Furthermore, legislation has been introduced in Congress which would "override" the Barbados Treaty. If such legislation were enacted, dividends paid by PXRE Delaware to PXRE Barbados would be subject to the 30% withholding tax. Such a result may have a materially adverse effect on our financial condition and results of operations.

If we are classified as a foreign personal holding company ("FPHC"), your taxes would increase.

Although it is not anticipated that we or any of our non-U.S. subsidiaries are or will be classified as a FPHC for U.S. federal income tax purposes, if we or any of our non-U.S. subsidiaries are classified as a FPHC, a United States person that directly or indirectly owns our common shares would be subject to adverse tax consequences.

If you acquire more than 10% of our shares and we or our non-U.S. subsidiaries are classified as a controlled foreign corporation ("CFC"), your taxes would increase.

Each U.S. Holder (as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code")) of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns, directly or indirectly through foreign entities, on the last day of the CFC's taxable year, at least 10% of the total combined voting power of all classes of shares of the CFC entitled to vote, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. A foreign corporation is considered a CFC if "10% U.S. Shareholders" own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules (i.e., "constructively")) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation or the total value of all stock of such corporation. A "10% U.S. Shareholder" is a U.S. Holder who owns (directly, indirectly through foreign entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. For purposes of taking into account insurance income, a CFC also includes a foreign insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks.

We believe that because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. person who owns our shares directly or indirectly through one or more foreign entities should be treated as owning (directly, indirectly through foreign entities or constructively) 10% or more of the total voting power of all classes of our shares. However, due to the attribution provisions of the Code regarding determination of beneficial ownership, there is a risk that the IRS could assert that one or more of our non-U.S. subsidiaries are CFCs and that U.S. holders of our common shares who own 10% or more of the value of our common shares should be treated as owning 10% or more of the total voting power of all classes of our shares notwithstanding the reduction of voting power discussed above.

If we or a non-U.S. subsidiary is determined to have "related party insurance income" ("RPII"), you may be subject to U.S. taxation on your pro rata share of such income.

If the RPII of any of our non-U.S. insurance subsidiaries were to equal or exceed 20% of such company's gross insurance income in any taxable year and direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly through entities) 20% or more of our voting power or value, then a U.S. person who owns our shares (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person's pro rata share of such non-U.S. insurance subsidiary's RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. persons at that date regardless of whether such income is distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. The amount of RPII earned by the non-U.S. insurance subsidiaries (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. holder of common shares or any person related to such holder) will depend on a number of factors, including the geographic distribution of the non-U.S. insurance subsidiaries' business and the identity of persons directly or indirectly insured or reinsured by the non-U.S. insurance subsidiaries. We believe that the gross RPII of each non-U.S. insurance subsidiary did not in prior years of operation and is not expected in the foreseeable future to equal or exceed 20% of such subsidiary's gross insurance income, and we do not expect the direct or indirect insureds of the non-U.S. insurance subsidiaries (and related persons) to directly or indirectly own 20% or more of either the voting power or value of our common shares, but we cannot be certain that this will be the case because some of the factors that determine the existence or extent of RPII may be beyond our knowledge and/or control.

The RPII rules provide that if a U.S. person disposes of shares in a foreign insurance corporation in which U.S. persons own 25% or more of the shares (even if the amount of RPII is less than 20% of the corporation's gross insurance income and the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as ordinary income to the extent of the holder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder. These RPII rules should not apply to dispositions of our common shares because we will not ourselves be directly engaged in the insurance business. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application of those provisions to us and our subsidiaries is uncertain.

If we are classified as a passive foreign investment company ("PFIC"), your taxes would increase.

Although it is not anticipated that we will be classified as a PFIC for U.S. income tax purposes, if we are classified as a PFIC, it would have material adverse tax consequences for U.S. persons that directly or indirectly own our common shares, including subjecting such U.S. persons to a greater tax liability than might otherwise apply and subjecting such U.S. persons to tax on amounts in advance of when tax would otherwise be imposed. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on persons subject to U.S. federal income tax that directly or indirectly own our common shares.

Changes in U.S. federal income tax law could be retroactive and may subject us or our non-U.S. subsidiaries to U.S. federal income taxation.

The tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC, PHC, FPHC, or PFIC, or has RPII are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to an insurance company. The IRS recently announced that it intends to scrutinize insurance companies domiciled outside the U.S., and apply the PFIC rules to companies that are not active insurance companies and to the portion of a non-U.S. insurance company's income not derived in the active conduct of an insurance business. Additionally, the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules will likely be forthcoming from the IRS. We are not able to predict if, when or in what form such guidance will be provided and whether such guidance will be applied on a retroactive basis.

Legislation has been proposed in the U.S. Congress which would continue to treat certain U.S. corporations which reincorporate in non-U.S. jurisdictions as U.S. corporations for U.S. federal income tax purposes or would, among other things, require such corporations to obtain pre-approval for certain related party transactions from the IRS. In addition, legislation has been proposed that would allow the IRS to reallocate the amount of income between related persons who are parties to a reinsurance transaction. As proposed, certain of these provisions would apply on a retroactive basis and could cause us or our U.S. subsidiaries to be subject to increased taxation in the U.S. We cannot predict whether or not these or similar proposals will be enacted in the future.

The Organization for Economic Cooperation and Development and the European Union are considering measures that might increase our taxes and reduce our net income.

A number of multinational organizations, including the European Union, the Organization for Economic Cooperation and Development ("OECD"), the Financial Action Task Force and the Financial Stability Forum ("FSF"), have all recently identified some countries as not participating in adequate information exchange, engaging in harmful tax practices or not maintaining adequate controls to prevent corruption, such as money laundering activities. Recommendations to limit such harmful practices are under consideration by these organizations, and a report published on November 27, 2001 by the OECD at the behest of FSF titled "Behind the Corporate Veil: Using Corporate Entities for Illicit Purposes," contains an extensive discussion of specific recommendations. The OECD has threatened non-member jurisdictions that do not agree to cooperate with the OECD with punitive sanctions by OECD member countries, though specific sanctions have yet to be adopted by OECD member countries. It is as yet unclear what these sanctions will be, who will adopt them and when or if they will be imposed. In a June 26, 2000 report, Bermuda was not listed as a tax haven jurisdiction by the OECD because it previously signed a letter committing itself to eliminating harmful tax practices by the end of 2005 and to embrace international tax standards for transparency, exchange of information, and the elimination of regimes for financial and other services that attract businesses with no substantial domestic activity. We cannot assure you, however, that the action taken by Bermuda would be sufficient to preclude all effects of the measures or sanctions described above, which, if ultimately adopted, could adversely affect Bermuda companies such as us.

The anti-dilution protection afforded to the holders of our outstanding preferred shares could cause substantial dilution to the holders of our common shares. The sale, following conversion, of substantial amounts of our common shares by the holders of the preferred shares could cause the market price of our common shares to decline significantly.

In April 2002, we privately placed Series A, Series B and Series C preferred shares to several private equity investors. These investors have the right to nominate four directors for election to the board of directors, and were granted demand and other registration rights. The interests of the preferred share investors may differ materially from the interests of our common shareholders, and these investors could take actions or make decisions that are not in the best interests of our common shareholders.

The anti-dilution protections afforded to the preferred shareholders could have a material dilutive effect on our common shareholders. Each preferred share, in whole or in part, is convertible at any time at the option of the holder into convertible common shares for that series according to a formula set forth in the description of stock filed as an exhibit to our Form 10-K for the year ended December 31, 2003. The convertible common shares are, in turn, convertible into common shares on a one-for-one basis. The number of convertible common shares per preferred shares issuable upon any conversion will be determined by dividing a liquidation preference for the series equal to the aggregate original purchase price of the preferred share plus accrued but unpaid dividends thereon, by the conversion price then in effect. The conversion price is subject to adjustment to avoid dilution in the event of recapitalization, reclassification, stock split, consolidation, merger, amalgamation or other similar event or an issuance of additional common shares in a private placement below the fair market value or in a registered public offering below 95% of fair market value or without consideration. In addition, the conversion price is subject to adjustment for certain loss and loss expense development on reserves for losses incurred on or before September 30, 2001 and for any liability or loss arising out of pending material litigation on December 10, 2001. As of March 1, 2004, the outstanding preferred shares were ultimately convertible into 12,100,347 common shares, or 47.7% of our outstanding common shares on a fully converted basis and using the adjusted conversion price of $14.23 in effect as of December 31, 2003. However, because the conversion price for the preferred shares is subject to adjustment for a variety of reasons, including if we have certain types of adverse loss development, the number of our common shares into which the preferred shares are ultimately convertible and, accordingly, the amount of dilution experienced by our common shareholders, could increase.

Furthermore, upon conversion, sales of substantial amounts of common shares by these investors, or the perception that these sales could occur, could adversely affect the market price of the common shares, as well as our ability to raise additional capital in the public equity markets at a desirable time and price.

Investments

As of December 31, 2003, our investment portfolio, at fair value, was allocated 67.5% in fixed maturity debt instruments, 18.6% in short-term investments, 12.8% in hedge funds and 1.1% in other invested assets.

At December 31, 2003, 97.9% of the fair value of our fixed maturities and short-term investments portfolio was in obligations rated "A" or better by Moody's or S&P. Mortgage and asset-backed securities accounted for 34.4% of fixed maturities and short-term investments or 29.6% of our total investment portfolio based on fair value at December 31, 2003. The average yield on our fixed maturities and short-term investments at December 31, 2003 and 2002 was 3.2% and 3.3%, respectively.

We had no direct investments in real estate or commercial mortgage loans as of December 31, 2003, other than $7.8 million of notes receivable and an equity investment in the JV agreement described earlier.

Fixed maturity investments, other than trading securities, are reported at fair value, with the net unrealized gain or loss, net of tax, reported as a separate component of shareholders' equity. Fixed maturity investments classified as trading securities are reported at fair value, with the net unrealized gain or loss reported as investment income. At December 31, 2003, an after-tax unrealized gain of $1.7 million (gain of 7 cents per share, after considering convertible preferred shares) was included in shareholders' equity.

Short-term investments are carried at amortized cost, which approximates fair value. Our short-term investments, principally treasury bills and agency securities, amounted to $175.8 million at December 31, 2003, compared to $133.3 million at December 31, 2002.

A significant component of our investment strategy is investing a portion of our invested assets in a diversified portfolio of hedge funds. At December 31, 2003, total hedge fund investments amounted to $121.5 million, representing 12.8% of the total investment portfolio. For the year ended December 31, 2003, our hedge funds yielded a return of 11.8% as compared to 7.0% in 2002. As of December 31, 2003, hedge fund investments with fair values ranging from $1.4 million to $16.6 million were administered by eighteen managers.

Our hedge fund managers invest in a variety of markets utilizing a variety of strategies, generally through the medium of private investment companies or other entities. Criteria for the selection of hedge fund managers include, among other factors, the historical performance and/or recognizable prospects of the particular manager and a substantial personal investment by the manager in the investment program. However, managers without past trading histories or substantial personal investment may also be considered. Generally, our hedge fund managers may be compensated on terms that may include fixed and/or performance-based fees or profit participations.

Through our hedge fund managers, we may invest or trade in any securities or instruments including, but not limited to, U.S. and non-U.S. equities and equity-related instruments, currencies, commodities and fixed-income and other debt-related instruments and derivative instruments. Hedge fund managers may use both over-the-counter and exchange traded instruments (including derivative instruments such as swaps, futures and forward agreements), trade on margin and engage in short sales. Substantially all hedge fund managers are expected to employ leverage, to varying degrees, which magnifies both the potential for gain and the exposure to loss, which may be substantial. Leverage may be obtained through margin arrangements, as well as repurchase, reverse repurchase, securities lending and other techniques. Trades may be on or off exchanges and may be in thinly traded securities or instruments, which creates the risk that attempted purchases or sales may adversely affect the price of a particular investment or its liquidation and may increase the difficulty of valuing particular positions.

While we seek capital appreciation with respect to our hedge fund investments, we are also concerned with preservation of capital. Therefore, our hedge fund portfolio is designed to take advantage of broad market opportunities and diversify risk. Nevertheless, our investment policies with respect to our hedge fund investments generally do not restrict us from participating in particular markets, strategies or investments. Further, our hedge fund investments may generally be deployed and redeployed in whatever investment strategies are deemed appropriate under prevailing economic and market conditions in an attempt to achieve capital appreciation, including, if appropriate, a concentration of investments in a relatively small group of strategies or hedge fund managers. Accordingly, the identity and number of hedge fund managers is likely to change over time.

Mariner, as investment advisor, allocates assets to the hedge fund managers. Mariner monitors hedge fund performance and periodically reallocates assets in its discretion. Mariner is familiar with a number of hedge fund investment strategies utilized by our hedge fund managers. Mariner has invested in some of these strategies and has a varying level of knowledge of others. New strategies, or strategies not currently known to Mariner, may come to Mariner's attention and may be adopted from time to time.

As of December 31, 2003, our investment portfolio also included $10.2 million of other invested assets of which 98% is in two mezzanine bond funds. The remaining aggregate cash call commitments in respect of such investments are $0.9 million.

Hedge funds and other limited partnership investments are accounted for under the equity method. Total investment income for the year ended December 31, 2003, included $13.4 million attributable to hedge funds and other investments.

Our hedge fund and other privately held securities program should be viewed as exposing us to the risk of substantial losses, which we seek to reduce through our multi-asset and multi-management strategy. There can be no assurance, however, that this strategy will prove to be successful.

Market Risk

We are exposed to certain market risks, including interest rate and credit risks. The potential for losses from changes in interest rates with respect to our investments, borrowings, and a related interest rate swap exists. We are exposed to potential losses from changes in probability of default with respect to our investments. We believe our exposure to foreign exchange risk is not material with respect to our fixed income portfolio.

One of our risk management strategies is to bear market risks that do not correlate with underwriting risks, and limit our exposures to market risks that may prevent us from servicing our insurance obligations. Our Board of Directors approves investment guidelines and the selection of external investment advisers who manage our portfolios. The investment managers make tactical investment decisions within the established guidelines. Management monitors the external advisers through written reports that are reviewed and approved by our Board of Directors or committee thereof. Management also manages diversification strategies across the portfolios in order to limit our potential loss from any single market risk. The performance and risk profiles of the portfolio are reported in various forms throughout the fiscal year to management, our Board of Directors, rating agencies, regulators, and to shareholders.

Our investment portfolio is summarized in Note 4 of Notes to Consolidated Financial Statements and earlier under the heading "Investments."

Interest Rate Risk

Our principal fixed maturity market risk exposure is to changes in U.S. interest rates. Changes in interest rates may affect the fair value of our fixed maturity portfolio, borrowings (trust preferred) and an interest rate swap. Our holdings subject us to exposures in the treasury, municipal, and various asset-backed sectors. These sectors consist primarily of investment grade securities whose fair value is subject to interest rate, credit, prepayment and extension risk. All fixed maturity investment positions are net long with no "short" or derivative positions.

We believe that reinsurance recoverables and payables do not expose us to significant interest rate risk and are excluded from the analysis below.

In order to measure our exposure to changes in interest rates a sensitivity analysis was performed. Potential loss is measured as a change in fair value, net of applicable taxes. The fair value of the fixed maturity portfolio, borrowings and related interest rate swap at year-end was remeasured from the fair values reported in the financial statements assuming a 100 basis point increase in interest rates using various analytics and models. The potential loss in fair value measured as a proportion of total shareholders' equity, due to interest rate exposure was estimated at 1.3% at December 31, 2003 and 1.6% at December 31, 2002. There was no significant change in net exposure during the year.

The estimated potential loss is net of prepayment risk associated with the mortgage-related securities. The mortgage sector represents 34.4% of our portfolio of fixed maturities and short-term investments at December 31, 2003. The estimate assumes a similar change in fair value across security sectors with no adjustment for change in value due to credit risk. The interest rate risk related to the short-term investments is not material. The average maturity of these investments is under one year.

Credit Risk

As of December 31, 2003, 86.1% of our investment portfolio, at fair value, consisted of fixed maturities and short-term investments. At December 31, 2003, 97.9% of the fair value of our fixed maturities and short-term investment portfolio was in obligations rated "A" or better by Moody's or S&P. With respect to diversification, at December 31, 2003 we own 407 individual fixed maturity investments. Non-agency mortgage and asset-backed securities accounted for 15.4% of our investment portfolio based on fair value at December 31, 2003. At December 31, 2003, we had $16.1 million at fair value of privately held fixed maturities that are not traded on a recognized exchange.

Foreign Exchange Risk

Our exposure to foreign exchange risk from our foreign denominated securities is not material. Only a small portion of our investment portfolio is denominated in currencies other than U.S. dollars. Additionally, the carrying value of certain receivables and payables denominated in foreign currencies are carried at fair value. For these reasons, these items have been excluded from the market risk disclosure. We may, however, be exposed to material foreign exchange risks in the event that a significant non-U.S. catastrophe event occurs.

Equity Price Risk

We are not materially exposed to equity price risk other than through our hedge fund investments.

Diversification Benefit

Our risk management strategy includes investments that are expected to reflect offsetting changes in fair value in response to various changes in market risks.

We also hold other investments that are excluded from this disclosure that are expected to provide positive returns under most market conditions representing adverse changes in interest rates and other market factors (See Note 4 of Notes to Consolidated Financial Statements).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains various forward-looking statements and includes assumptions concerning our operations, future results and prospects. Statements included herein, as well as statements made by or on our behalf in press releases, written statements or other documents filed with the Securities and Exchange Commission (the "SEC"), or in our communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements, identified by words such as "intend," "believe," "anticipate," or "expects" or variations of such words or similar expressions are based on current expectations, speak only as of the date hereof, and are subject to risk and uncertainties. In light of the risks and uncertainties inherent in all future projections, these forward-looking statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. We caution investors and analysts that actual results or events could differ materially from those set forth or implied by the forward-looking statements and related assumptions, depending on the outcome of certain important factors including, but not limited to, the following:

(i) because of exposure to catastrophes, our financial results may vary significantly from period to period;

(ii) we may be overexposed to losses in certain geographic areas for certain types of catastrophe events;

(iii) we operate in a highly competitive environment;

(iv) reinsurance prices may decline, which could affect our profitability;

(v) underwriting reinsurance includes the application of judgment, the assessment of probabilities and outcomes, and assumption of correlations, which are subject to inherent uncertainties;

(vi) reserving for losses includes significant estimates which are also subject to inherent uncertainties;

(vii) a decline in the credit rating assigned to our claim-paying ability may impact our potential to write new or renewal business;

(viii) a decline in our ratings may require us to transfer premiums retained by us into a beneficiary trust or may allow clients to terminate their contract with us;

(ix) our investment portfolio is subject to market and credit risks which could result in a material adverse impact on our financial position or results;

(x) because we depend on a few reinsurance brokers for a large portion of revenue, loss of business provided by them could adversely affect us; and our reliance on reinsurance brokers exposes us to their credit risk;

(xi) we may be adversely affected by foreign currency fluctuations;

(xii) retrocessional reinsurance subjects us to credit risk and may become unavailable on acceptable terms;

(xiii) the impairment of our ability to provide collateral to cedents could affect our ability to offer reinsurance in certain markets;

(xiv) the reinsurance business is historically cyclical, and we may experience periods with excess underwriting capacity and unfavorable premium rates; conversely, we may have a shortage of underwriting capacity when premium rates are strong;

(xv) regulatory constraints may restrict our ability to operate our business;

(xvi) contention by the United States Internal Revenue Service that we or our offshore subsidiaries are subject to U.S. taxation could result in a material adverse impact on our financial position or results; and

(xvii) changes in tax laws, tax treaties, tax rules and interpretations could result in a material adverse impact on our financial position or results.

In addition to the factors outlined above that are directly related to our business, we are also subject to general business risks, including, but not limited to, adverse state, federal or foreign legislation and regulation, adverse publicity or news coverage, changes in general economic factors and the loss of key employees. The factors listed above should not be construed as exhaustive. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Risks and Uncertainties.

We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE PER SHARE)	DECEMBER 31, 2003	2002
ASSETS		
Investments:		
Fixed maturities:		
Available-for-sale (amortized cost $613,833 and $465,963, respectively)	**$ 617,658**	$ 478,878
Trading (cost $20,370 and $19,521, respectively)	**21,451**	21,871
Short-term investments	**175,771**	133,318
Hedge funds (cost $87,691 and $84,915, respectively)	**121,466**	113,105
Other invested assets (cost $9,365 and $10,522, respectively)	**10,173**	11,529
Total investments	**946,519**	758,701
Cash	**65,808**	46,630
Accrued investment income	**5,490**	5,788
Premiums receivable, net	**79,501**	77,290
Other receivables	**30,695**	27,052
Reinsurance recoverable on paid losses	**15,494**	29,653
Reinsurance recoverable on unpaid losses	**146,924**	207,444
Ceded unearned premiums	**10,454**	10,496
Deferred acquisition costs	**2,495**	22,721
Income tax asset	**14,133**	—
Other assets	**42,134**	51,367
Total assets	**$1,359,647**	$1,237,142
LIABILITIES		
Losses and loss expenses	**$ 450,635**	$ 447,829
Unearned premiums	**21,566**	63,756
Debt payable	**—**	30,000
Reinsurance balances payable	**53,373**	81,090
Deposit liabilities	**80,583**	35,149
Income tax liability	**—**	2,486
Other liabilities	**32,133**	29,033
Total liabilities	**638,290**	689,343
Minority interest in consolidated subsidiary:		
Company-obligated mandatorily redeemable capital trust pass-through securities of subsidiary trust holding solely a company-guaranteed related subordinated debt	**156,841**	94,335
SHAREHOLDERS' EQUITY		
Serial convertible preferred shares, $1.00 par value, $10,000 stated value–10 million shares authorized, 0.02 million shares issued and outstanding	**172,190**	159,077
Common shares, $1.00 par value–50 million shares authorized, 13.3 million and 12.0 million shares issued and outstanding, respectively	**13,277**	12,030
Additional paid-in capital	**192,078**	168,866
Accumulated other comprehensive income net of deferred income tax expense of $1,242 and $2,866, respectively	**1,692**	7,142
Retained earnings	**188,670**	108,062
Restricted shares at cost (0.3 million and 0.2 million shares, respectively)	**(3,391)**	(1,713)
Total shareholders' equity	**564,516**	453,464
Total liabilities and shareholders' equity	**$1,359,647**	$1,237,142

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, **2003**	2002	2001
REVENUES			
Net premiums earned	**$320,933**	$269,360	$162,125
Net investment income	**26,931**	24,893	30,036
Net realized investment gains	**2,447**	8,981	4,023
Fee income	**5,014**	3,432	5,786
	355,325	306,666	201,970
LOSSES AND EXPENSES			
Losses and loss expenses incurred	**158,488**	126,862	151,703
Commissions and brokerage	**47,360**	53,391	30,350
Other operating expenses	**38,954**	32,454	29,606
Interest expense	**2,506**	2,939	4,424
Minority interest in consolidated subsidiaries	**10,528**	8,646	8,877
	257,836	224,292	224,960
Income (loss) before income taxes and cumulative effect of accounting change	**97,489**	82,374	(22,990)
Income tax provision (benefit)	**841**	17,829	(4,704)
Income (loss) before cumulative effect of accounting change	**96,648**	64,545	(18,286)
Cumulative effect of accounting change, net of $172 tax expense	**—**	—	319
Net income (loss) before convertible preferred share dividends	**$ 96,648**	$ 64,545	$ (17,967)
Convertible preferred share dividends	**13,113**	9,077	—
Net income (loss) available to common shareholders	**$ 83,535**	$ 55,468	$ (17,967)
COMPREHENSIVE INCOME, NET OF TAX			
Net income (loss) before convertible preferred share dividends	**$ 96,648**	$ 64,545	$ (17,967)
Net unrealized (depreciation) appreciation on investments	**(6,396)**	7,664	493
Net unrealized appreciation (depreciation) on cash flow hedge	**946**	(223)	(722)
Comprehensive income (loss)	**$ 91,198**	$ 71,986	$ (18,196)
PER SHARE			
Basic:			
Net income (loss) before cumulative effect of accounting change and convertible preferred share dividends	**$ 8.06**	$ 5.47	$ (1.58)
Cumulative effect of accounting change	**—**	—	0.03
Convertible preferred share dividends	**(1.09)**	(0.77)	—
Net income (loss) available to common shareholders	**$ 6.97**	$ 4.70	$ (1.55)
Average shares outstanding (000's)	**11,992**	11,802	11,578
Diluted:			
Net income (loss) before cumulative effect of accounting change	**$ 4.10**	$ 3.28	$ (1.58)
Cumulative effect of accounting change	**—**	—	0.03
Net income (loss)	**$ 4.10**	$ 3.28	$ (1.55)
Average shares outstanding (000's)	**23,575**	19,662	11,578

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(DOLLARS IN THOUSANDS)	Convertible Preferred Shares	Common Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Restricted Shares	Total Shareholders' Equity
BALANCE AT DECEMBER 31, 2000	$ —	$11,820	$175,014	$ (69)	$ 76,302	$(3,680)	$259,387
Net loss	—	—	—	—	(17,967)	—	(17,967)
Unrealized appreciation on investments, net	—	—	—	492	—	—	492
Unrealized depreciation on cash flow hedge, net	—	—	—	(722)	—	—	(722)
Issuance of common shares	—	53	3,368	—	—	—	3,421
Repurchase/cancellation of common shares	—	—	(2,937)	—	—	—	(2,937)
Issuance of restricted shares	—	—	—	—	—	(1,642)	(1,642)
Amortization of restricted shares	—	—	—	—	—	2,404	2,404
Dividends paid to common shareholders	—	—	—	—	(2,862)	—	(2,862)
Other	—	—	(40)	—	—	246	206
BALANCE AT DECEMBER 31, 2001	—	11,873	175,405	(299)	55,473	(2,672)	239,780
Net income before convertible preferred share dividends	—	—	—	—	64,545	—	64,545
Unrealized appreciation on investments, net	—	—	—	7,664	—	—	7,664
Unrealized depreciation on cash flow hedge, net	—	—	—	(223)	—	—	(223)
Issuance of convertible preferred shares	150,000	—	(9,112)	—	—	—	140,888
Issuance of common shares	—	157	3,000	—	—	—	3,157
Repurchase/cancellation of common shares	—	—	(671)	—	—	—	(671)
Issuance of restricted shares	—	—	—	—	—	(886)	(886)
Amortization of restricted shares	—	—	—	—	—	1,845	1,845
Dividends to convertible preferred shareholders	9,077	—	—	—	(9,077)	—	—
Dividends paid to common shareholders	—	—	—	—	(2,879)	—	(2,879)
Other	—	—	244	—	—	—	244
BALANCE AT DECEMBER 31, 2002	159,077	12,030	168,866	7,142	108,062	(1,713)	453,464
Net income before convertible preferred share dividends	—	—	—	—	**96,648**	—	**96,648**
Unrealized depreciation on investments, net	—	—	—	**(6,396)**	—	—	**(6,396)**
Unrealized appreciation on cash flow hedge, net	—	—	—	**946**	—	—	**946**
Issuance of common shares	—	**1,247**	**25,084**	—	—	—	**26,331**
Repurchase/cancellation of common shares	—	—	**(2,058)**	—	—	—	**(2,058)**
Issuance of restricted shares	—	—	—	—	—	**(4,582)**	**(4,582)**
Amortization of restricted shares	—	—	—	—	—	**2,904**	**2,904**
Dividends to convertible preferred shareholders	**13,113**	—	—	—	**(13,113)**	—	—
Dividends paid to common shareholders	—	—	—	—	**(2,927)**	—	**(2,927)**
Other	—	—	**186**	—	—	—	**186**
BALANCE AT DECEMBER 31, 2003	**$172,190**	**$13,277**	**$192,078**	**$1,692**	**$188,670**	**$(3,391)**	**$564,516**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss) before convertible preferred share dividends	**$ 96,648**	$ 64,545	$ (17,967)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Losses and loss expenses	**2,807**	(5,876)	202,086
Unearned premiums	**(42,148)**	25,088	(7,612)
Deferred acquisition costs	**20,226**	(15,409)	2,385
Receivables	**(5,855)**	3,143	(9,305)
Reinsurance balances payable	**(27,717)**	2,913	43,866
Reinsurance recoverable	**74,678**	25,018	(144,918)
Income taxes	**(14,808)**	25,017	(6,955)
Equity in earnings of limited partnerships	**(13,373)**	(9,323)	(10,629)
Trading portfolio purchased	**(21,607)**	(30,886)	—
Trading portfolio disposed	**25,183**	38,123	3,504
Deposit liability	**45,434**	21,818	13,331
Other	**14,789**	(4,789)	(39,186)
Net cash provided by operating activities	**154,257**	139,382	28,600
CASH FLOWS FROM INVESTING ACTIVITIES			
Fixed maturities available for sale purchased	**(527,249)**	(430,722)	(215,454)
Fixed maturities available for sale disposed or matured	**378,996**	189,969	282,218
Payable for securities	**(4)**	(82)	105
Net change in short-term investments	**(42,453)**	20,185	(105,400)
Hedge funds purchased	**(35,000)**	(30,366)	(24,000)
Hedge funds disposed	**40,009**	14,265	25,076
Other invested assets purchased	**(314)**	(8)	(4,802)
Other invested assets disposed	**1,673**	10,283	30,467
Net cash used by investing activities	**(184,342)**	(226,476)	(11,790)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of convertible preferred shares	—	140,888	—
Proceeds from issuance of common shares	**21,538**	2,128	1,104
Proceeds from issuance of minority interest in consolidated subsidiaries	**62,500**	—	—
Cash dividends paid to common shareholders	**(2,927)**	(2,879)	(2,862)
Repayment of debt	**(30,000)**	(25,000)	(10,000)
Repurchase of minority interest in consolidated subsidiary	—	(3,773)	—
Cost of shares repurchased	**(1,848)**	(528)	(1,173)
Net cash provided (used) by financing activities	**49,263**	110,836	(12,931)
Net change in cash	**19,178**	23,742	3,879
Cash, beginning of year	**46,630**	22,888	19,009
Cash, end of year	**$ 65,808**	$ 46,630	$ 22,888
Supplemental disclosure of cash flow information:			
Interest paid	**$ 11,229**	$ 11,136	$ 13,066
Income taxes paid (refund)	**$ 15,680**	$ (7,123)	$ 3,082

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2002 and 2001

1. ORGANIZATION

PXRE Group Ltd. (the "Company" or collectively with its subsidiaries, "PXRE") is an insurance holding company domiciled in Bermuda. We provide reinsurance products and services to a worldwide marketplace through subsidiary operations in Bermuda, Barbados, Europe and the United States. Our primary focus is providing property catastrophe reinsurance and retrocessional coverage. We also provide marine, aviation and aerospace products and services.

The Company was formed in 1999 as part of the reorganization of PXRE Delaware, a Delaware corporation ("PXRE Delaware"). Prior to the reorganization, PXRE Delaware was the ultimate parent holding company of the various PXRE companies and its common shares were publicly traded on the New York Stock Exchange. As a result of the reorganization, the Company became the ultimate parent holding company of PXRE Delaware and the holders of PXRE Delaware common stock automatically became holders of the same number of the Company's common shares. The reorganization was consummated at the close of business on October 5, 1999 and, on October 6, 1999, the Company's common shares commenced trading on the New York Stock Exchange under the symbol "PXT." The reorganization also involved the establishment of a Bermuda based reinsurance subsidiary, PXRE Reinsurance Ltd. ("PXRE Bermuda"), and a Barbados based reinsurance subsidiary, PXRE Reinsurance (Barbados) Ltd. ("PXRE Barbados") and the formation of a reinsurance intermediary, PXRE Solutions, Inc. ("PXRE Solutions").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in U.S. dollars in conformity with accounting principles generally accepted ("GAAP") in the United States of America. These statements reflect the consolidated operations of the Company and its wholly owned subsidiaries, including PXRE Delaware, PXRE Reinsurance Company ("PXRE Reinsurance"), PXRE Bermuda, PXRE Barbados, PXRE Solutions, PXRE Solutions S.A. ("PXRE Europe"), PXRE Limited, PXRE Capital Trust I, PXRE Capital Statutory Trust II, PXRE Capital Trust III, PXRE Capital Statutory Trust V and PXRE Capital Trust VI. All material intercompany transactions have been eliminated in preparing these consolidated financial statements.

GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made for 2001 and 2002 to conform to the 2003 presentation.

Premiums Assumed and Ceded

Premiums on assumed and ceded reinsurance business are recorded as earned on a pro rata basis over the contract period based on estimated subject premiums. Adjustments based on actual subject premiums are recorded once ascertained. The portion of assumed and ceded premiums written relating to unexpired coverages at the end of the period are recorded as unearned premiums and ceded unearned premiums, respectively.

Assumed and ceded reinstatement premiums on reinsurance business are estimated and recorded as earned following a loss event based on contract terms and estimated losses incurred.

Assumed reinsurance and retrocessional contracts that do not both transfer significant insurance risk and result in the reasonable possibility that PXRE or its retrocessionaires may realize a significant loss from the insurance risk assumed are accounted for as deposits with interest income or expense credited or charged to the contract deposits and included in net investment income or fee income. These contract deposits are included in other assets and deposit liabilities in the Consolidated Balance Sheets. Premiums on assumed and ceded retroactive reinsurance contracts are earned when written.

Deferred Acquisition Costs

Acquisition costs consist of commission and brokerage expenses incurred in connection with contract issuance, net of acquisition costs ceded and fee income. These costs are deferred and amortized over the period in which the related premiums are earned. Deferred acquisition costs are reviewed to determine that they do not exceed recoverable amounts, after considering investment income.

Fee Income

Fee income is recorded as earned on a pro rata basis over the contract period under various arrangements whereby PXRE acts as underwriting manager for other insurers and reinsurers. These fees are initially based on premium volume, but are adjusted in some cases through contingent profit commissions related to underwriting results. In addition, fees are earned from certain finite contracts accounted for as deposits.

Liabilities for Losses and Loss Expenses

Liabilities for losses and loss expenses are established in amounts estimated to settle incurred losses. These liabilities are based on individual case estimates provided for reported losses for known events and estimates of incurred but not reported losses. Losses and loss expense liabilities are necessarily based on estimates and the ultimate liabilities may vary from such estimates. Any adjustments to these estimates are reflected in income when known. Reinsurance recoverable on paid and unpaid losses are reported as assets. Reinsurance recoverable on paid losses represent amounts recoverable from retrocessionaires at the end of the period for gross losses previously paid. Reinsurance recoverables are recognized in a manner consistent with the underlying loss and loss expense reserve. Provisions are established for all reinsurance recoveries that are considered doubtful.

Liabilities on assumed retroactive reinsurance contracts are established for the estimated loss PXRE ultimately expects to payout. If such losses are greater than the related assumed earned premium, a deferred charge is recorded and included in other assets in the Consolidated Balance Sheets. Reinsurance recoverables on ceded retroactive reinsurance contracts are recorded for the estimated recovery that PXRE ultimately expects to receive. If such recoverables are greater than the related ceded earned premium, a deferred gain is recorded and included in other liabilities in the Consolidated Balance Sheets. The deferred charge and gain are amortized over the estimated remaining settlement periods using the interest method. When changes in the amount or the timing of payments on retroactive balances occur, a cumulative amortization adjustment is recognized in earnings in the period of the change.

Investments

Fixed maturity investments are considered available-for-sale or trading and are reported at fair value. Unrealized gains and losses associated with the available-for-sale portfolio, as a result of temporary changes in fair value during the period such investments are held, are reflected net of income taxes in shareholders' equity. Unrealized losses associated with the available-for-sale portfolio that are deemed other than temporary are charged to operations. Unrealized gains and losses associated with the trading portfolio are recognized in investment income.

Short-term investments, which have an original maturity of one year or less, are carried at amortized cost, which approximates fair value.

Investments in limited partnership hedge funds and other limited partnerships are reported under the equity method, which includes the cost of the investment and subsequent proportional share of the partnership earnings. Under the equity method, earnings are recorded in investment income.

Realized gains or losses on disposition of investments are determined on the basis of specific identification. The amortization of premiums and accretion of discounts for fixed maturity investments are computed utilizing the interest method. The effective yield under the interest method is adjusted for anticipated prepayments and extensions.

Fair Value of Financial Instruments

Fair values of certain assets and liabilities are based on published market values, if available, or estimates based upon fair values of similar issues. Fair values are reported in Notes 4 and 5.

Debt Issuance Costs

Debt issuance costs associated with the issuance of $100.0 million 8.85% PXRE Capital Trust Pass-through Securities ("TRUPS"), the $17.5 million 7.35% PXRE Capital Statutory Trust II, the $15.0 million 9.75% PXRE Capital Trust III, the $20.0 million 7.70% PXRE Capital Statutory Trust V, and the $10.0 million 7.58% PXRE Capital Trust VI are being amortized over the term of the related outstanding debt using the interest method.

Foreign Exchange

Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Resulting gains and losses are reflected in income for the period.

Federal Income Taxes

Deferred tax assets and liabilities reflect the expected future tax consequences of temporary differences between carrying amounts and the tax bases of PXRE's assets and liabilities.

Comprehensive Income

Comprehensive income is comprised of net income before convertible preferred share dividends and other comprehensive income. Other comprehensive income consists of the change in the net unrealized appreciation or depreciation of investments and a cash flow hedge, net of tax, during the period it was deemed to be effective.

Earnings Per Share

Basic earnings per share is determined by dividing net earnings by the weighted average number of common shares outstanding. On a diluted basis both net earnings and shares outstanding are adjusted to reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the entity, unless the effect of the assumed conversion is anti-dilutive.

Share-Based Compensation

At December 31, 2003, PXRE has share option plans, which are accounted for under the recognition and measurement principles of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No share-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common shares on the date of grant. The following table illustrates the effect on net income and earnings per share if PXRE had applied the fair value recognition provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No 123, "Accounting for Stock-Based Compensation" to share-based employee compensation.

($000'S, EXCEPT PER SHARE DATA)	**2003**	2002	2001
Net income (loss) before convertible preferred share dividends:			
As reported	**$96,648**	$64,545	$(17,967)
Deduct:			
Total share-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(2,927)**	(2,464)	(1,630)
Pro-forma	**$93,721**	$62,081	$(19,597)
Basic income (loss) per share:			
As reported	**$ 6.97**	$ 4.70	$ (1.55)
Pro-forma	**$ 6.72**	$ 4.49	$ (1.69)
Diluted income (loss) per share:			
As reported	**$ 4.10**	$ 3.28	$ (1.55)
Pro-forma	**$ 3.98**	$ 3.16	$ (1.69)

Accounting for Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain instruments embedded in other contracts. Accordingly, all derivatives are recognized as either assets or liabilities in the balance sheet and measured at fair value. Gains or losses from changes in the derivative values are accounted for based on how the derivative was used and whether it qualifies for hedge accounting.

During the first quarter of 2001, PXRE adopted SFAS No. 133. The cumulative effect of adoption was income of $0.3 million, net of tax.

Accounting for Extinguishment of Debt

FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", on April 30, 2002, which rescinds the requirement to present gains and losses from extinguishment of debt as an extraordinary item. PXRE adopted the new standard effective January 1, 2002. As a result, a gain of $1.4 million on the repurchase of $5.2 million of Minority Interest in Consolidated Subsidiary was classified with net realized investment gains during 2002.

Debt and Equity Classification

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of the statement as a liability or an asset in some circumstances. PXRE adopted this statement during the quarter ended September 30, 2003 however, due to certain parts of this statement being deferred indefinitely by the FASB, the adoption of this statement did not have any impact on PXRE's Consolidated Financial Statements, financial position or results of operations.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires consolidation of all "Variable Interest Entities" ("VIE") by the "primary beneficiary," as these terms are defined in FIN 46, effective immediately for VIEs created after January 31, 2003. However, on October 9, 2003 the FASB issued FASB Staff Position FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of VIE's", which deferred the effective date until March 31, 2004. The adoption of this statement will result in PXRE deconsolidating the five trusts which previously issued our trust preferred securities. As a result, the subordinated loans from the trusts will be reflected as debt. Investments in such trusts, including equity and debt, of approximately $10.3 million will be reflected as assets with a corresponding increase in debt. In addition, the gain, net of tax of $1.1 million previously accounted for as an extinguishment of debt, will be reversed and presented as a cumulative effect of an accounting change.

3. UNDERWRITING

Premiums written and earned for the years ended December 31, 2003, 2002 and 2001 are as follows:

($000'S)	**2003**	2002	2001
PREMIUMS WRITTEN			
Gross premiums written	**$339,140**	$366,768	$ 290,213
Ceded premiums written	**(60,729)**	(72,285)	(135,735)
Net premiums written	**$278,411**	$294,483	$ 154,478
PREMIUMS EARNED			
Gross premiums earned	**$381,705**	$349,312	$ 293,442
Ceded premiums earned	**(60,772)**	(79,952)	(131,317)
Net premiums earned	**$320,933**	$269,360	$ 162,125

Premiums written were assumed principally through reinsurance brokers or intermediaries. In 2003, 2002 and 2001, four, five and four reinsurance intermediaries, respectively, individually accounted for more than 10% of gross premiums written, and collectively accounted for approximately 78%, 84% and 60% of gross premiums written, respectively.

Included in ceded premiums written are $26.1 million, $30.5 million and $58.0 million of premiums ceded in 2003, 2002 and 2001, respectively to one reinsurer, Select Reinsurance Ltd. ("Select Re"). Fees earned from Select Re were $3.8 million, $3.0 million and $4.0 million in 2003, 2002 and 2001, respectively. Net assets due from Select Re at December 31, 2003, are $64.6 million, all of which are secured by trust agreements. The President and a major shareholder of Mariner Investment Group ("Mariner"), one of our investment managers, is also a member of the Board of Select Re and one of its founding shareholders.

PXRE from time to time purchases catastrophe retrocessional coverage for its own protection, depending on market conditions. PXRE purchases reinsurance primarily to reduce its exposure to severe losses related to any one event or catastrophe. PXRE currently has reinsurance treaties in place with several different coverages, territories, limits and retentions that serve to reduce a large gross loss emanating from any one event. In addition, primarily related to our exposure assumed on per-risk treaties, we purchase clash reinsurance protection which allows us to recover losses ceded by more than one reinsured related to any one particular property. In the event that retrocessionaires are unable to meet their contractual obligations, PXRE would remain liable for the underlying covered claims.

At December 31, 2003, PXRE had balances with an insurer, Legion Insurance Company ("Legion"), which has been in liquidation, amounting to $8.7 million of premiums receivable net of contingent commission. PXRE also had losses and loss expense liabilities due to Legion of $16.4 million at December 31, 2003. PXRE's reinsurance contracts with Legion contain offset clauses whose enforceability is subject to Pennsylvania law.

PXRE has both ceded and assumed reinsurance contracts that involve the withholding of premiums by the cedent or PXRE, as the case may be. PXRE held premiums and accrued investment income due to reinsurers at December 31, 2003 and 2002 of $124.1 million and $122.2 million, respectively. These amounts are included, net of related receivables, under the caption, "Reinsurance balances payable" in the Company's Consolidated Balance Sheets. PXRE owes fixed rates of interest to the retrocessionaires for these funds withheld arrangements, and on a weighted average basis such rates during the years ended December 31, 2003 and 2002 were 6.8% and 7.8%, respectively. Under these arrangements, PXRE reduced investment income during the years ended December 31, 2003 and 2002 by $9.1 million and $9.8 million, respectively. Additionally, PXRE was owed premiums and accrued investment income due from reinsureds at December 31, 2003 and 2002 of $26.4 million and $24.9 million, respectively. These amounts are included, net of related payables, under the caption "Other Receivables" in the Company's Consolidated Balance Sheets. PXRE is entitled to fixed rates of interest from the cedents for these funds withheld arrangements, and on a weighted average basis such rate during both the years ended December 31, 2003 and 2002 was 7.0%. Under these arrangements, PXRE recognized investment income during both the years ended December 31, 2003 and 2002 of $1.7 million.

Activity in the net losses and loss expense liability for the years ended December 31, 2003, 2002 and 2001 is as follows:

($000'S)	**2003**	2002	2001
Net balance at January 1	**$240,385**	$207,798	$155,503
Incurred related to:			
Current year	**112,692**	101,456	133,852
Prior years	**45,796**	25,406	17,851
Total incurred	**158,488**	126,862	151,703
Paid related to:			
Current year	**(26,058)**	(18,618)	(46,961)
Prior years	**(66,957)**	(81,259)	(52,505)
Total paid	**(93,015)**	(99,877)	(99,466)
Retroactive reinsurance adjustment	**(5,571)**	2,976	58
Foreign exchange adjustments	**3,424**	2,626	—
Net balance at December 31	**303,711**	240,385	207,798
Reinsurance recoverable on unpaid losses and loss expenses	**146,924**	207,444	245,907
Gross balance at December 31	**$450,635**	$447,829	$453,705

During 2003, we incurred net adverse development of $45.8 million for prior-year loss and loss expenses, $21.8 million of which was due to loss development on our exited direct casualty reinsurance operations, $8.8 million adverse development from aerospace claims arising to a significant degree from our first receipt of notice that the increase in industry losses related to a 1998 air crash had resulted in the exhaustion of deductibles under three aerospace contracts between PXRE and Reliance Insurance Company and $8.2 million of development from finite contracts, $7.3 million of which related to the aggregate excess of loss reinsurance agreement referred to in Note 13. During 2002, we incurred net adverse development for prior-year losses amounting to $25.4 million, $16.9 million of which was due to loss development in our exited lines segment relating primarily to the 2000 and 2001 underwriting years. Adverse development of $16.7 million was primarily caused by larger than expected reported claims under our direct reinsurance contracts, corroborated by revised industry data. Net losses and loss expenses were unfavorably affected by an increase to reserves of $17.9 million in 2001 primarily due to strengthening of reserves in casualty, marine and aerospace lines of business and development of a number of historical catastrophe events.

4. INVESTMENTS

The book value, gross unrealized gains, gross unrealized losses and estimated fair value of investments in fixed maturities as of December 31, 2003 and 2002 are shown below:

($000'S)	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2003				
Available for sale:				
United States government securities	**$ 40,219**	**$ 79**	**$ 61**	**$ 40,237**
United States government sponsored agency debentures	**115,375**	**1,504**	**1,439**	**115,440**
United States government sponsored agency mortgage-backed securities	**133,723**	**822**	**222**	**134,323**
Other mortgage and asset-backed securities	**145,772**	**1,409**	**985**	**146,196**
Obligations of states and political subdivisions	**18,005**	**579**	**—**	**18,584**
Public utilities and industrial and miscellaneous securities	**160,739**	**3,640**	**1,501**	**162,878**
	613,833	**8,033**	**4,208**	**617,658**
Trading:				
Foreign denominated securities	**21,451**	**—**	**—**	**21,451**
Total fixed maturities	**$635,284**	**$8,033**	**$4,208**	**$639,109**

($000'S)	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2002				
Available for sale:				
United States government securities	$ 45,640	$ 525	$ —	$ 46,165
Foreign government securities	310	5	—	315
United States government sponsored agency debentures	35,524	2,538	—	38,062
United States government sponsored agency mortgage-backed securities	40,161	2,306	—	42,467
Other mortgage and asset-backed securities	144,378	2,011	2,653	143,736
Obligations of states and political subdivisions	72,983	3,617	78	76,522
Public utilities and industrial and miscellaneous securities	126,967	4,956	312	131,611
	465,963	15,958	3,043	478,878
Trading:				
Foreign denominated securities	21,871	—	—	21,871
Total fixed maturities	$487,834	$15,958	$3,043	$500,749

The following table summarizes investments with unrealized losses at fair value by length of continuous unrealized loss position as of December 31, 2003:

	One Year or Less		Over One Year	
($000'S)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
United States government securities	**$ 30,614**	**$ (61)**	**$ —**	**$ —**
United States government sponsored agency debentures	**34,384**	**(1,439)**	**—**	**—**
United States government sponsored agency mortgage-backed securities	**52,337**	**(222)**	**—**	**—**
Other mortgage and asset-backed securities	**71,545**	**(985)**	**—**	**—**
Corporate securities	**54,656**	**(1,501)**	**—**	**—**
Total temporarily impaired securities	**$243,536**	**$(4,208)**	**$ —**	**$ —**

Included in other comprehensive income in 2003 is $6.4 million of net unrealized depreciation on investments which includes $8.8 million of unrealized net losses arising during the year less $2.4 million of reclassification adjustments for net gains, included in net income.

Proceeds, gross realized investment gains, and gross realized investment losses from sales of fixed maturity investments before maturity or securities that prepay and from sales of equity securities were as follows:

($000'S)	2003	2002	2001
Proceeds from sales:			
Fixed maturities	**$348,884**	$206,537	$279,218
Equity securities	**$ 328**	$ 275	$ 18,154
Gross realized gains:			
Fixed maturities	**$ 6,546**	$ 10,566	$ 7,307
Equity securities	**—**	—	101
Other	**—**	—	211
	6,546	10,566	7,619
Gross realized losses:			
Fixed maturities	**(3,956)**	(1,352)	(1,815)
Equity securities	**—**	(123)	(1,201)
Other	**(143)**	(110)	(580)
	(4,099)	(1,585)	(3,596)
Net realized investment gains	**$ 2,447**	$ 8,981	$ 4,023

Included in gross realized losses is the other than temporary write down of a fixed maturity bond in 2003 and 2002 of $0.2 million and $0.7 million, respectively and an equity security and a fixed maturity bond in 2001 in the amount of $0.8 million and $1.6 million, respectively.

The components of net investment income were as follows:

($000'S)	2003	2002	2001
Fixed maturity investments	**$ 23,325**	$22,397	$16,331
Hedge funds and other limited partnerships	**13,373**	9,343	10,629
Equity securities	**—**	—	269
Cash, short-term and other	**3,313**	4,653	6,737
	40,011	36,393	33,966
Less investment expenses	**(2,316)**	(1,954)	(1,710)
Less interest expense on funds held and deposit liabilities	**(10,764)**	(9,546)	(2,220)
Net investment income	**$ 26,931**	$24,893	$30,036

Investment expenses principally represent fees paid to General Re-New England Asset Management, Inc. as well as fees paid to Mariner.

Investment Maturity Distributions

The book value and estimated fair value of fixed maturity investments at December 31, 2003 by expected maturity date are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

($000'S)	Book Value	Estimated Fair Value
Fixed maturity:		
One year or less	**$ 21,883**	**$ 21,986**
Over 1 through 5 years	**430,977**	**435,373**
Over 5 through 10 years	**173,439**	**172,737**
Over 10 through 20 years	**364**	**392**
Over 20 years	**8,621**	**8,621**
Total fixed maturities	**$635,284**	**$639,109**

In addition to fixed maturities, PXRE held $175.8 million and $133.3 million of short-term investments at December 31, 2003 and 2002, respectively, comprised principally of treasury bills and agency securities.

PXRE also held $121.5 million and $113.1 million of limited partnership hedge fund assets including funds managed by Mariner, at December 31, 2003 and 2002, respectively, that are accounted for under the equity method, as follows:

	2003		2002	
($000'S)	**$**	**Ownership %**	$	Ownership %
Mariner Partners, L.P.	**$ 16,557**	**3.6**	$ 18,105	11.0
Mariner Select, L.P.	**14,186**	**6.7**	15,685	12.1
Caspian Capital Partners, L.P. (a Mariner fund)	**9,663**	**2.6**	8,400	3.3
Mariner Opportunities, L.P.	**9,708**	**11.6**	8,350	14.3
Other	**71,352**	**2.7 to 18.0**	62,565	0.2 to 7.1
Total hedge funds	**$121,466**		$113,105	

Restricted Assets

Under the terms of certain reinsurance agreements, irrevocable letters of credit in the amount of $17.3 million were issued at December 31, 2003, in respect of reported loss reserves and unearned premiums. Cash and investments amounting to $19.6 million have been pledged as collateral with issuing banks. In addition, securities with a par value of $10.7 million at December 31, 2003 were on deposit with various state insurance departments in order to comply with insurance laws.

PXRE, in connection with the capitalization of PXRE's Lloyd's Syndicate 1224, has placed on deposit a $30.6 million par value U.S. Treasury security as collateral for Lloyd's of London ("Lloyd's"). In addition, cash and invested assets held by PXRE's Lloyd's Syndicate 1224, amounting to $9.2 million at December 31, 2003, are restricted from being paid as a dividend until the run-off of our exited Lloyd's business has been completed.

PXRE has outstanding commitments for funding investments in certain limited partnerships of $0.9 million at December 31, 2003.

PXRE has deposited securities with a fair value of $57.8 million at December 31, 2003 in a trust for the benefit of a cedent in connection with certain finite reinsurance transactions.

5. DEBT

In January 1997, PXRE Delaware issued $100.0 million of 8.85% TRUPS due February 1, 2027. The fair value of the TRUPS is $91.0 million and $69.2 million at December 31, 2003 and 2002, respectively. Interest is payable on the TRUPS semi-annually. The notes are redeemable on or after February 1, 2007 at the option of PXRE Delaware, initially at 104.180% declining to 100.418% at February 1, 2016, and 100% thereafter. During 2002, PXRE repurchased $5.2 million of the TRUPS and recognized a realized investment gain of $1.4 million.

On May 15, 2003, PXRE Capital Statutory Trust II, a Connecticut statutory trust and subsidiary of the Company, sold $17.5 million principal amount of capital trust pass-through securities due May 15, 2033. The securities bear interest payable quarterly at an initial rate of 7.35% until May 15, 2008 and thereafter at an annual rate of 3 month LIBOR plus 4.1% reset quarterly. The Company has the right to redeem the securities at any quarterly interest payment date after May 15, 2008 at 100%. The Company used the net proceeds of the sale to repay the balance of the $10.0 million outstanding under its credit agreement, and to provide additional capital to PXRE Bermuda.

On May 23, 2003, PXRE Capital Trust III, a Delaware statutory trust and a subsidiary of the Company, sold $15.0 million principal amount of capital trust pass-through securities due May 23, 2033. The securities bear interest payable quarterly at a rate of 9.75%. The Company has the right to redeem the securities at call prices of 104.875% on May 23, 2008, declining to 100.975% on May 23, 2012 and 100% on May 23, 2013 or thereafter. The Company used the net proceeds to provide additional capital to PXRE Bermuda.

On October 29, 2003, PXRE Capital Statutory Trust V, a Connecticut statutory and a subsidiary of the Company, sold $20.0 million principal amount of capital trust pass-through securities due October 29, 2033. The securities bear interest payable quarterly at a rate of 7.70% until October 29, 2008, and thereafter at an annual rate of 3 month LIBOR plus 3.85% reset quarterly. The Company has the right to redeem the securities at any quarterly interest payment date after October 29, 2008 at 100%. The Company used the net proceeds to provide additional capital to PXRE Bermuda.

On November 6, 2003, PXRE Capital Trust VI, a Delaware capital trust and a subsidiary of the Company, sold $10.0 million principal amount of capital trust pass-through securities due September 30, 2033. The securities bear interest payable quarterly at an initial rate of 7.58% until September 30, 2008, and thereafter at an annual rate of 3 month LIBOR plus 3.90% reset quarterly. The Company has the right to redeem the securities at any quarterly payment date after September 30, 2008 at 100%. The Company used the net proceeds to provide additional capital to PXRE Bermuda.

On December 30, 1998, PXRE Delaware entered into a Credit Agreement with Wachovia Bank, National Association (formerly known as First Union National Bank), ("Wachovia"), to arrange and syndicate for it a revolving credit facility of up to $75.0 million. Commitments under this credit facility terminated on May 16, 2003 following a repayment of $20.0 million on March 31, 2003 and the final payment of $10.0 million on May 16, 2003.

PXRE Delaware entered into a cash flow hedge interest rate swap agreement with Wachovia that had the intended effect of converting the $30.0 million borrowings by PXRE Delaware to a fixed rate borrowing at an annual rate of 7.34%. The fair value of the interest rate swap agreement at December 31, 2003 and 2002 was approximately $0.9 million and $1.6 million, respectively. Following the repayments of $20.0 million on March 31, 2003 and the remaining $10.0 million on May 16, 2003 under PXRE's credit facility with Wachovia discussed above, this interest rate swap, previously accounted for as a cash flow hedge, was no longer effective. Consequently $1.1 million has been charged as interest expense in 2003. This charge did not impact shareholders' equity because it was previously recorded as a component of other comprehensive income.

6. TAXATION

PXRE is incorporated under the laws of Bermuda and, under current Bermuda law, is not obligated to pay any taxes in Bermuda based upon income or capital gains. PXRE has received an undertaking from the Supervisor of Insurance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts PXRE from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until the year 2016.

PXRE does not consider itself to be engaged in a trade or business in the United States and, accordingly, does not expect to be subject to direct United States income taxation.

The United States subsidiaries of PXRE file a consolidated U.S. federal income tax return.

Income (loss) before income taxes and cumulative effect of accounting change for the years ended December 31, 2003, 2002 and 2001 was as follows under the following jurisdictions:

($000'S)	**2003**	2002	2001
U.S.	**$ 1,868**	$50,619	$(14,351)
Bermuda and subsidiary	**90,104**	31,553	(5,005)
Barbados	**5,517**	202	(3,634)
Total	**$ 97,489**	$82,374	$(22,990)

The components of the provision (benefit) for income taxes for the years ended December 31, 2003, 2002 and 2001 are as follows:

($000'S)	**2003**	2002	2001
Current			
U.S.	**$ 12,125**	$ (867)	$ 44
Foreign	**566**	389	1,103
Subtotal	**12,691**	(478)	1,147
Deferred U.S.	**(11,850)**	18,307	(5,851)
Income tax provision (benefit) before change in accounting	**841**	17,829	(4,704)
Income tax provision from change in accounting	**—**	—	172
Income tax provision (benefit)	**$ 841**	$17,829	$ (4,532)

In March 2002, Congress passed the Job Creation and Worker Assistance Act of 2002 (H.R. 3090), which affords greater opportunity to use net operating losses. The legislation allowed an extension of the carryback period (pursuant to Section 172) from two to five years. PXRE availed itself of this legislation by electing to carryback its 2001 tax loss for five years. This enabled PXRE to recoup $10.7 million of taxes paid in the prior year on 1996 taxable income. The remaining losses were utilized in 2002.

The significant components of the net deferred income tax asset (liability) are as follows:

($000'S)	**2003**	2002
Deferred income tax asset:		
Discounted reserves and unearned premiums	**$11,421**	$ 12,062
Retroactive reinsurance contracts	**2,842**	—
Deferred compensation and benefits	**2,585**	2,071
Allowance for doubtful accounts	**805**	525
Cash flow hedge	**122**	631
Excess tax over book basis in invested assets	**54**	—
Other, net	**535**	350
Total deferred income tax asset	**$18,364**	$ 15,639
Deferred income tax liability:		
Excess book over tax basis in limited partnerships	**$ (1,905)**	$ (1,571)
Market discount	**(1,406)**	(1,305)
Investments and unrealized foreign exchange	**(1,125)**	(3,450)
Deferred acquisition costs	**(313)**	(7,633)
Retroactive reinsurance contracts	**—**	(1,327)
Other, net	**(419)**	(633)
Total deferred income tax liability	**$ (5,168)**	$(15,919)
Net deferred income tax asset (liability)	**$13,196**	$ (280)

Management has reviewed PXRE's deferred tax asset, and has concluded that it is realizable and no valuation allowance is necessary.

Income tax recoverable (payable) consists of the following:

($000'S)	**2003**	2002
Current tax asset (liability)	**$ 937**	$ (2,206)
Deferred tax asset (liability)	**13,196**	(280)
Net income tax asset (liability)	**$14,133**	$ (2,486)

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate of 35% to pretax income from operations as a result of the following differences:

($000'S)	**2003**	2002	2001
Statutory U.S. rate	**$ 34,122**	$ 28,831	$(8,047)
Tax exempt interest	**(678)**	(619)	(781)
Bermuda and subsidiary (income) loss	**(31,537)**	(11,044)	1,752
Foreign income—Barbados	**(1,931)**	(71)	1,272
Barbados tax	**516**	389	1,103
Other, net	**349**	343	169
Income tax provision (benefit)	**$ 841**	$ 17,829	$(4,532)

7. SHAREHOLDERS' EQUITY

On December 16, 2003, PXRE completed a public offering of 2.2 million of its common shares at $21.75 per share, pursuant to a Shelf Registration on Form S-3, filed in 2003 up to $150.0 million. Of the 2.2 million shares sold, 1.1 million were offered by PXRE and 1.1 million were offered by Phoenix Life Insurance Company ("Phoenix"), one of the Company's common shareholders. The underwriters were given an option to purchase up to an additional 0.3 million common shares from the Company, solely to cover overallotments, if any (which option they exercised January 22, 2004).

The Company did not receive any of the proceeds from the sale of shares by Phoenix. Net proceeds to the Company from the sale of the common shares sold by the Company were approximately $20.4 million. PXRE used its net proceeds from the sale of common shares for general corporate purposes, including contributions to the capital of PXRE Bermuda to support growth in its business.

Absent a specific waiver by PXRE's Board of Directors, the Company's Bylaws restrict the ownership and voting rights of any shareholder who directly or indirectly would own more than 9.9% of the outstanding common shares of the Company. The restriction requires the prompt disposition of any shares held in violation of the provision and limits the voting power of a shareholder with more than 9.9% of the outstanding shares to the voting power of a shareholder with 9.9% of the outstanding common shares.

On April 4, 2002, the Company issued $150.0 million of additional capital comprised of 15,000 convertible voting preferred shares in a private placement not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended. The convertible preferred share investment occurred pursuant to a share purchase agreement, dated as of December 10, 2001, between the Company and certain investors. On February 12, 2002, the shareholders approved the sale and issuance of three series of convertible preferred shares pursuant to the share purchase agreement, including 7,500 Series A convertible preferred shares, 5,000 Series B convertible preferred shares, and 2,500 Series C convertible preferred shares. Proceeds of the offering of the convertible preferred shares, net of offering expenses of $9.1 million, amounted to $140.9 million.

The convertible preferred shares accrue cumulative dividends per share at the rate per annum of 8% of the sum of the stated value of each share plus any accrued and unpaid dividend thereon payable on a quarterly basis. The shareholders also voted to approve the division of 20.0 million of PXRE's 50.0 million authorized common shares into three new classes of convertible common shares including 10.0 million Class A convertible voting common shares, 6.7 million Class B convertible voting common shares, and 3.3 million Class C convertible voting common shares. No convertible voting common shares of any class are currently outstanding.

Convertible preferred shares are convertible into convertible common shares at the option of the holder at any time at a conversion price equal to the original conversion price, subject to adjustment if PXRE experiences adverse development in excess of a $7.0 million after-tax threshold. The number of convertible common shares issued upon the conversion of each convertible preferred share would be equal to the sum of the original purchase price ($10,000) of such convertible preferred share plus accrued but unpaid dividends divided by the adjusted conversion price. Certain adverse development, excluding that related to most of the adverse development on loss reserves within the exited lines segment and all of the losses arising from the events of September 11, 2001, is subject to a cap of $12.0 million after-tax. Adverse development on the reserves excluded is not subject to any cap or limit. As of December 31, 2003, after giving effect to the $12.0 million cap referred to above, PXRE has incurred $21.7 million of net after-tax adverse development above this $7.0 million threshold, resulting in an adjusted conversion price of $14.23. Two-thirds of the convertible preferred shares mandatorily convert by April 4, 2005, and the balance by April 4, 2008. Convertible preferred shares vote on a fully converted basis on all matters brought before the shareholders other than the election of directors. As of December 31, 2003, 17,219 convertible preferred shares were issued and outstanding.

Under the terms of the preferred shares, the payment of dividends on the Company's common shares is subject to the following limitations: (i) no dividend may be paid upon the common shares if the dividends payable upon the preferred shares are overdue, (ii) the amount of dividends paid with respect to the common shares may not be increased by a cumulative annualized rate of more than 10% at any time prior to April 4, 2005 (the "Permitted Dividend Amount") without the consent of the majority of holders of the preferred shares; and (iii) at any time on or after April 4, 2005, no dividend may be paid that would result in payment of any dividend or other distribution with respect to common shares or result in a redemption, offer to purchase, tender offer or other acquisition of capital stock of the Company involving consideration having an aggregate fair value in excess of the greater of the Permitted Tender Offer Amount and the Permitted Dividend Amount. For this purpose, the term "Permitted Tender Offer Amount" means an amount equal to 20% of the cumulative amount by which our consolidated net income in any calendar year commencing with the year ended December 31, 2002 exceeds $50.0 million minus the sum of all cash and the fair value of all non-cash consideration paid in respect of redemptions, offers to purchase, tender offers or other acquisitions of our capital stock on or after December 10, 2001.

8. STATUTORY INFORMATION

The Insurance Department of the State of Connecticut and the Bermuda Monetary Authority, by which PXRE Reinsurance and PXRE Bermuda, respectively, are regulated, recognize as net income and surplus those amounts determined in conformity with statutory accounting principles ("SAP") prescribed or permitted by those departments, which differ in certain respects from U.S. GAAP. The amounts of statutory capital and surplus at December 31, and statutory net income for the years ended December 31, 2003, 2002 and 2001, as filed with insurance regulatory authorities are as shown in the table below:

($000'S)	**2003**	2002	2001
PXRE Reinsurance			
Statutory capital and surplus	**$425,210**	$457,217	$331,959
Statutory net income (loss)	**$ 32,838**	$ 39,517	$ (28,171)
PXRE Bermuda			
Statutory capital and surplus	**$425,839**	$ 70,609	$ 34,332
Statutory net income (loss)	**$ 93,497**	$ 28,557	$ (5,489)

During the year ended December 31, 2003, the Company contributed 42.6% of its ownership of PXRE Barbados to PXRE Bermuda. As a result of this transaction, as of December 31, 2003, PXRE Bermuda has an asset on its statutory balance sheet equal to $139.6 million, which upon consolidation is fully eliminated. The balance of the increase in statutory capital and surplus of PXRE Bermuda at December 31, 2003 was due to net income and contributions of capital from its parent.

PXRE Reinsurance is subject to state regulatory restrictions, which limit the maximum amount of annual dividends or other distributions, including loans or cash advances, available to shareholders without prior approval of the Insurance Commissioner of the State of Connecticut.

As of December 31, 2003, the maximum amount of dividends and other distributions, which may be made by PXRE Reinsurance during 2004 without prior approval, is limited to approximately $42.5 million. Accordingly, the remaining amount of its capital and surplus is considered restricted.

The payment of dividends by PXRE Bermuda is limited under Bermuda insurance laws, which require PXRE Bermuda to maintain certain measures of solvency and liquidity. As of December 31, 2003, the statutory capital and surplus of PXRE Bermuda was estimated to be $425.8 million and the amount required to be maintained was estimated to be $29.9 million.

Under Barbados law, PXRE Barbados may only pay a dividend out of the realized profits of the company. PXRE Barbados may not pay a dividend unless (a) it is able to pay its liabilities as they become due after payment of the dividend, (b) the realizable value of its assets is greater than the aggregate value of its liabilities, and (c) the stated capital accounts are maintained in respect of all classes of shares.

9. EARNINGS PER SHARE

A reconciliation of income (loss) before cumulative effect of accounting change to earnings, and shares, which affect basic and diluted earnings per share, is as follows:

($000'S)	**2003**	2002	2001
Net income (loss) available to common shareholders:			
Income (loss) before cumulative effect of accounting change	**$96,648**	$64,545	$(18,286)
Cumulative effect of accounting change, net of tax	**—**	—	319
Net income (loss) before convertible preferred share dividends	**$96,648**	$64,545	$(17,967)
Convertible preferred share dividends	**13,113**	9,077	—
Net income (loss) available to common shareholders	**$83,535**	$55,468	$(17,967)
Weighted average common shares outstanding:			
Weighted average common shares outstanding (basic)	**11,992**	11,802	11,578
Equivalent shares of underlying options	**287**	308	133
Equivalent number of restricted shares	**132**	143	341
Equivalent number of convertible preferred shares	**11,164**	7,409	—
Weighted average common equivalent shares (diluted)	**23,575**	19,662	12,052
Weighted average common equivalent shares when antidilutive	**—**	—	11,578

	2003	2002	2001
Per share amounts:			
Basic:			
Net income (loss) before cumulative effect of accounting change and convertible preferred share dividends	**$ 8.06**	$ 5.47	$ (1.58)
Net income (loss) available to common shareholders	**$ 6.97**	$ 4.70	$ (1.55)
Diluted:			
Net income (loss) before cumulative effect of accounting change	**$ 4.10**	$ 3.28	$ (1.58)
Net income (loss)	**$ 4.10**	$ 3.28	$ (1.55)

10. EMPLOYEE BENEFITS

Benefit Plans

PXRE adopted a non-contributory defined benefit pension plan covering all U.S. employees with one year or more of service and who had attained age 21. Benefits are generally based on years of service and compensation. PXRE funds the plan in amounts not less than the minimum statutory funding requirement nor more than the maximum amount that can be deducted for U.S. income tax purposes.

PXRE also sponsors a supplemental executive retirement plan. This plan is non-qualified and provides certain key employees with benefits in excess of normal pension benefits.

The investment policy of the fund for the retirement plan seeks to manage the fund with a long term objective, of seven years or more, and achieve the highest practicable long-term rate of return without taking excessive risk that could jeopardize PXRE's funding policy or subject PXRE to undue funding volatility. The objective of the investment policy is for the assets funded to achieve a rate of return over any seven year period that exceeds the rate of inflation by 5% after the cost of managing and administering the plan.

Asset allocations of the fund at December 31, 2003 and 2002 and the target allocation are as follows:

	2003	2002	Target
Equity assets:			
Large cap	**52%**	45%	50%
Small cap	**24**	20	20
International	**6**	5	20
Fixed income assets	**5**	5	10
Money market assets	**13**	25	—
	100%	100%	100%

The components of net pension expense for the company-sponsored plans for the years ended December 31, based on a January 1 valuation date (the latest actuarial estimate) are as follows:

($000'S)	2003	2002	2001
Components of net periodic cost:			
Service cost	**$ 978**	$ 984	$1,040
Interest cost	**555**	648	640
Expected return on assets	**(430)**	(197)	(152)
Amortization of prior service costs	**201**	212	212
Recognized net actuarial costs	**(44)**	—	77
Settlement	**598**	—	—
Net periodic benefit costs	**$1,858**	$1,647	$1,817

The following table sets forth the funded status of the plans and amounts recognized in the Consolidated Balance Sheets:

($000'S)	2003	2002
Reconciliation of benefit obligation		
Benefit obligation as of January 1	**$(11,020)**	$(10,610)
Service cost	**(978)**	(984)
Interest cost	**(555)**	(648)
Amendments	**—**	(80)
Actuarial gain (loss)	**(1,385)**	1,302
Settlements	**5,567**	—
Benefit obligation as of December 31	**$ (8,371)**	$(11,020)
Reconciliation of plan assets		
Fair value of plan assets as of January 1	**$ 4,740**	$ 2,217
Return on plan assets	**1,043**	6
Employer contributions	**1,539**	2,517
Benefits paid	**(2,005)**	—
Fair value of plan assets as of December 31	**$ 5,317**	$ 4,740
Reconciliation of funded status		
Funded status	**$ (3,054)**	$ (6,280)
Unrecognized prior service cost	**1,490**	1,691
Unrecognized net loss	**1,176**	957
Accrued cost	**$ (388)**	$ (3,632)
Weighted average assumptions as of December 31:		
Discount rate	**6.25%**	6.75%
Expected return on plan assets	**8.00%**	8.00%
Rate of compensation increase	**5.00%**	5.00%

During 2003, there were settlements upon retirement of the Company's former Chief Executive Officer and two former employees with respect to their vested benefits in which lump sum cash payments were made to these plan participants in exchange for their rights to receive specified pension benefits.

Employee Share Purchase Plan

PXRE maintains an Employee Share Purchase Plan under which it has reserved 0.1 million common shares for issuance to PXRE personnel. On the first Monday of each calendar quarter (the "Grant Date"), plan participants are granted the option to purchase shares on the first Monday of the next calendar quarter (the "Exercise Date"). The exercise price of the option is the lesser of 85% of the fair market value of our common shares on the Grant Date or the Exercise Date.

11. STOCK COMPENSATION

Under the Restated Employee Annual Incentive Bonus Plan, incentive compensation to employees is based in part on return on equity compared to a target return on equity and in part at the discretion of the Restated Bonus Plan Committee. The maximum compensation paid in any year is limited to 150% of target bonuses under the Plan. Amounts incurred above 150% of target up to a maximum award at 240% of target represent contingent incentive compensation. At December 31, 2003, the amount of the contingent liability was $3.1 million.

The Restated Employee Annual Incentive Bonus Plan was terminated effective January 31, 2004. In February 2004, our Board of Directors approved the adoption of the PXRE Group Ltd.'s Annual Incentive Bonus Compensation Plan (the "Bonus Plan"), subject to the approval of our shareholders. If approved by our shareholders, awards will be granted under the Bonus Plan with respect to calendar year 2004. In each of 2002 and 2003, the bonus percentage under the Restated Employee Annual Incentive Bonus Plan exceeded 150% and the portion of the bonus in excess of 150% of the target bonus was deferred in accordance with the terms of such plan. Commencing in March 2004 the Human Resources Committee determined to pay out such deferred amounts in three equal annual installments to officers and in a single lump sum for non-officers.

The Officer Incentive Plan provides for the grant of incentive share options, non-qualified share options and awards of shares subject to certain restrictions. Options granted under the plan have a term of 10 years and generally become exercisable in four equal annual installments commencing one year from the date of grant. The exercise price for the incentive share options must be equal to or exceed the fair market value of the common shares on the date the option is granted. The exercise price for the non-qualified options may not be less than the fair market value of the common stock on the date of grant. At December 31, 2003 and 2002, options for 1,178,989 and 754,155 shares, respectively, were exercisable under this plan.

In 2003, 2002 and 2001, $7.7 million, $6.3 million and $2.0 million, respectively were incurred under these plans, including bonuses granted to certain levels of employees paid in restricted shares, which vest in 36 months or pro rata over 48 months. Information regarding the option plans described above is as follows:

	Number of Shares	Range—Option Price per Share
Outstanding at December 31, 2000	1,250,224	
Options granted	907,400	$15.95–$19.80
Options exercised	(72,658)	$10.88–$12.50
Options forfeited	(442,357)	$12.50–$32.94
Outstanding at December 31, 2001	1,642,609	
Options granted	538,238	$17.45–$24.17
Options exercised	(126,214)	$10.88–$19.80
Options forfeited	(73,934)	$12.50–$32.94
Outstanding at December 31, 2002	1,980,699	
Options granted	**374,773**	**$19.88–$23.78**
Options exercised	**(60,625)**	**$12.50–$19.80**
Options forfeited	**(47,248)**	**$12.50–$32.94**
Outstanding at December 31, 2003	**2,247,599**	

PXRE has adopted a non-employee Director Stock Plan, which provides for an annual grant of 5,000 options and 1,000 restricted shares per non-employee director from 2000 to 2002 and 5,000 options and 2,500 restricted shares per director from 2003. Options granted under the plan have a term of 10 years from the date of grant and are exercisable in three equal annual installments commencing one year from the date of grant. The exercise price of the options is the fair market value on the date of grant. As of December 31, 2003, options for 500,000 shares were authorized, 232,000 were outstanding and 147,217 were exercisable, at exercise prices between $14.79 and $31.11.

PXRE allows its directors to elect to convert their Board of Directors retainer fee to options under the Directors Equity and Deferred Compensation Plan. At December 31, 2003, options for 250,000 shares were authorized and 127,050 were outstanding at prices ranging from $12.81 to $33.46 which are 100% vested and immediately exercisable for a period of 10 years.

As of December 31, 2003, total authorized common shares reserved for grants of employee and director share options and restricted shares under the above plans are 4,033,596 shares. Total shares of 1,453,256 relate to share options which are vested and exercisable at December 31, 2003 at exercise prices between $12.50 and $33.46. All options become exercisable upon a change of control of PXRE as defined by the plans.

As permitted by SFAS No. 123, PXRE has elected to continue to account for its share option plans under the accounting rules prescribed by APB 25, under which no compensation costs are recognized as an expense. Had compensation costs for the share options been determined using the fair value method of accounting as recommended by SFAS No. 123, net income (loss) and earnings per share for 2003, 2002 and 2001 would have been reduced to the following pro-forma amounts:

($000'S, EXCEPT PER SHARE DATA)	**2003**	2002	2001
Net income (loss) before convertible preferred share dividends:			
As reported	**$96,648**	$64,545	$(17,967)
Deduct:			
Total share-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(2,927)**	(2,464)	(1,630)
Pro-forma	**$93,721**	$62,081	$(19,597)
Basic income (loss) per share:			
As reported	**$ 6.97**	$ 4.70	$ (1.55)
Pro-forma	**$ 6.72**	$ 4.49	$ (1.69)
Diluted income (loss) per share:			
As reported	**$ 4.10**	$ 3.28	$ (1.55)
Pro-forma	**$ 3.98**	$ 3.16	$ (1.69)

The fair value of each option granted in 2003, 2002 and 2001 was estimated on the date of grant using a modified Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free rate	**2.94%**	4.23%	4.87%
Dividend yield	**1.02%**	0.98%	1.36%
Volatility factor	**40.49%**	40.43%	37.18%
Weighted average expected life	**5**	5	5

A summary of the status of the employee and director share option plans at December 31, 2003 and 2002 and changes during the years then ended is presented below:

	2003		2002	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	**2,319,802**	**$18.49**	1,935,620	$18.06
Options granted	**435,081**	**22.69**	614,841	18.64
Options exercised	**(64,958)**	**13.55**	(140,725)	12.67
Options forfeited	**(83,276)**	**22.18**	(89,934)	19.40
Options outstanding at end of year	**2,606,649**	**19.19**	2,319,802	18.49
Options exercisable at end of year	**1,453,256**	**19.38**	1,014,658	20.48
Weighted average fair value of options granted		**8.21**		7.09

Options outstanding at December 31, 2003 included:

Range of Exercise Prices	**Number Outstanding at December 31, 2003**	**Weighted Average Remaining Life**	**Weighted Average Exercise Price**	**Number Exercisable at December 31, 2003**	**Weighted Average Exercise Price**
$12.50 to $20.70	**1,852,161**	**7.53**	**$16.64**	**998,084**	**$16.10**
$23.25 to $33.46	**754,488**	**5.87**	**$25.46**	**455,172**	**$26.55**
	2,606,649			**1,453,256**	

PXRE also has adopted a non-employee Director Deferred Share Plan granting 2,000 shares to each non-employee Board member at the times specified in the plan. At December 31, 2003, the 14,000 shares granted to eligible non-employee Board members will be issued to Board members at or after their termination, depending on whether such director elected to defer receipt of such shares following termination.

12. SEGMENT INFORMATION

PXRE operates in four reportable property and casualty segments—catastrophe and risk excess, finite business, other lines and exited lines—based on PXRE's approach to managing the business. Commencing with the 2002 underwriting renewal season, PXRE returned its focus to its core property catastrophe and risk excess business. Businesses that were not continued in 2002 are reported as exited lines. PXRE's segments for 2001 were reclassified to be comparable to the 2003 and 2002 segments used for PXRE's method of managing the business. In addition, we operate in two geographic segments—North American, representing North American based risks written by North American based clients, and International (principally the United Kingdom, Continental Europe, Latin America, the Caribbean, Australia and Asia), representing all other premiums written.

There are no differences among the accounting policies of the segments as compared to PXRE's consolidated financial statements.

PXRE does not maintain separate balance sheet data for each of its operating segments nor does it allocate net investment income, net realized investment gains or losses, operating expenses, and financing costs to these segments. Accordingly, PXRE does not review and evaluate the financial results of its operating segments based upon balance sheet data and these other income statement items.

The following tables summarize the net premiums written and net premiums earned by PXRE's business segments. The amounts shown for the North American and International geographic segments are presented net of proportional reinsurance and allocated excess of loss reinsurance cessions, but gross of corporate catastrophe excess of loss reinsurance cessions, which are separately itemized where applicable.

NET PREMIUMS WRITTEN

($000'S EXCEPT PERCENTAGES)	2003 Amount	2003 Percent	2002 Amount	2002 Percent	2001 Amount	2001 Percent
	YEAR ENDED DECEMBER 31,					
Catastrophe and Risk Excess						
North American	**$ 64,560**		$ 51,657		$ 27,981	
International	**220,380**		153,038		90,714	
Excess of Loss Cessions	**(27,320)**		(28,652)		(60,485)	
	257,620	**93%**	176,043	60%	58,210	38%
Finite Business						
North American	**8,064**		102,754		33,651	
International	**—**		—		—	
	8,064	**3**	102,754	35	33,651	22
Other Lines						
North American	**7,361**		7,822		4,086	
International	**1,242**		83		404	
	8,603	**3**	7,905	3	4,490	3
Exited Lines						
North American	**997**		8,501		33,679	
International	**3,127**		(720)		24,448	
	4,124	**1**	7,781	2	58,127	37
Total	**$278,411**	**100%**	$294,483	100%	$154,478	100%

NET PREMIUMS EARNED

($000'S EXCEPT PERCENTAGES)	2003 Amount	2003 Percent	2002 Amount	2002 Percent	2001 Amount	2001 Percent
	YEAR ENDED DECEMBER 31,					
Catastrophe and Risk Excess						
North American	**$ 64,212**		$ 50,487		$ 26,916	
International	**217,310**		148,650		92,407	
Excess of Loss Cessions	**(27,325)**		(23,052)		(58,839)	
	254,197	**79%**	176,085	65%	60,484	37%
Finite Business						
North American	**53,689**		57,107		32,365	
International	**—**		—		—	
	53,689	**17**	57,107	21	32,365	20
Other Lines						
North American	**6,911**		8,002		3,434	
International	**955**		143		479	
	7,866	**2**	8,145	3	3,913	3
Exited Lines						
North American	**1,982**		18,844		33,109	
International	**3,199**		9,179		32,254	
	5,181	**2**	28,023	11	65,363	40
Total	**$320,933**	**100%**	$269,360	100%	$162,125	100%

The following table summarizes the underwriting income (loss) by segment. The amounts shown in the North American and International geographic segments are presented net of proportional reinsurance and allocated excess of loss reinsurance cessions, but gross of corporate catastrophe excess of loss reinsurance cessions, which are separately itemized where applicable. Underwriting income (loss) includes premiums earned, losses incurred and commission and brokerage net of fee income, but does not include investment income, net realized investment gains or losses, interest expense, or operating expenses.

UNDERWRITING INCOME (LOSS)

	YEAR ENDED DECEMBER 31,					
	2003		2002		2001	
($000'S EXCEPT PERCENTAGES)	**Amount**	**Percent**	Amount	Percent	Amount	Percent
Catastrophe and Risk Excess						
North American	**$ 38,170**		$ 43,639		$(31,740)	
International	**147,910**		80,867		(16,658)	
Excess of Loss Cessions	**(29,762)**		(16,383)		38,117	
	156,318	**130%**	108,123	117%	(10,281)	75%
Finite Business						
North American	**(10,039)**		2,544		2,944	
International	**—**		—		—	
	(10,039)	**(8)**	2,544	3	2,944	(22)
Other Lines						
North American	**2,443**		4,378		(385)	
International	**635**		(58)		(934)	
	3,078	**3**	4,320	4	(1,319)	10
Exited Lines						
North American	**(21,802)**		(20,282)		2,023	
International	**(7,436)**		(2,075)		(6,996)	
	(29,238)	**(25)**	(22,357)	(24)	(4,973)	37
Total	**$120,119**	**100%**	$ 92,630	100%	$(13,629)	100%

In 2003, there were no net premiums written and an underwriting loss of $0.1 million pursuant to various finite reinsurance contracts with one insurance company, Tower Insurance Company of New York ("Tower"). Included in the finite segment in 2002 and 2001 were net premiums written of $83.8 million and $35.8 million and underwriting income of $3.0 million and $1.7 million, respectively, pursuant to various finite reinsurance contracts with Tower.

The following table reconciles the underwriting income (loss) for the operating segments to income before taxes as reported in the Consolidated Statements of Income and Comprehensive Income:

($000'S)	**2003**	2002	2001
Net underwriting income (loss)	**$120,119**	$ 92,630	$(13,629)
Net investment income	**26,931**	24,893	30,036
Net realized investment gains	**2,447**	8,981	4,023
Interest expense	**(2,506)**	(2,939)	(4,424)
Minority interest in consolidated subsidiaries	**(10,528)**	(8,646)	(8,877)
Other operating expenses	**(38,954)**	(32,454)	(29,606)
Other (loss) income	**(20)**	(91)	(513)
Income (loss) before income taxes and cumulative effect of accounting change	**$97,489**	$ 82,374	$(22,990)

13. COMMITMENTS AND CONTINGENCIES

In April 2000, PXRE Reinsurance entered into an aggregate excess of loss retrocessional reinsurance agreement with a U.S. based cedent. In the agreement, PXRE Reinsurance reinsured a portfolio of treaties underwritten by a former business unit of the cedent, which had been divested. Pursuant to this excess of loss retrocessional agreement, PXRE Reinsurance agreed to indemnify the cedent for losses in excess of a 75% paid loss ratio on this underlying portfolio of treaties up to a 100% paid loss ratio, subject to an aggregate limit of liability of $50.0 million. The latest loss reports related to the agreement provided by the cedent forecast an ultimate net loss ratio in excess of 100%, which could result in a full limit loss to PXRE.

In June, 2003, PXRE Reinsurance performed an audit of this portfolio of treaties reinsured under the agreement. As a result of this audit, management identified problems and believes that the cedent breached its contractual obligations and fiduciary duties under the agreement. PXRE Reinsurance therefore filed suit against the cedent on July 24, 2003 in a United States District Court seeking rescission of the agreement and/or compensatory and punitive damages.

Although the ultimate outcome of the litigation cannot presently be determined, management believes that PXRE Reinsurance's claims are meritorious and intends to vigorously prosecute its suit. As of December 31, 2003, PXRE has recorded $34.4 million of loss reserves related to the agreement. If the lawsuit is unsuccessful, PXRE could potentially incur additional losses under the agreement of up to $10.2 million on an after-tax basis.

On October 6, 2003, the United States Court of Appeals for the Third Circuit affirmed a $9.8 million judgment awarded in June 2002 after a jury trial of its dispute against Terra Nova Insurance Company Limited ("Terra Nova"). The dispute concerned PXRE's claims under two insurance policies that had been issued by an agent of Terra Nova. Terra Nova paid the full amount of the judgment on October 16, 2003. PXRE had previously recorded this amount as a receivable and as a result there was no income statement impact.

In June 2001, the Company entered into a joint venture agreement to form a Bermuda corporation, Barr's Bay Properties Limited, which will construct an office building in Hamilton, Bermuda, in which the Company will have the option to lease office space for three consecutive five-year terms. The Company owns 40% of the outstanding shares of the joint venture. Under the joint venture agreement, the Company agreed to lend up to $7.0 million to finance the construction of the office space, secured by a first mortgage on the property. The remaining commitment at December 31, 2003 amounts to $0.2 million.

14. QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)

The following are unaudited quarterly results of operations on a consolidated basis for the years ended December 31, 2003 and 2002. Quarterly results necessarily rely heavily on estimates. This and certain other factors, such as catastrophic losses, call for caution in drawing specific conclusions from quarterly results. Due to changes in the number of average shares outstanding, quarterly earnings per share may not add to the total for the year.

	THREE MONTHS ENDED			
($000'S, EXCEPT PER SHARE DATA)	March 31	June 30	September 30	December 31
2003				
Net premiums written	$ 93,344	$58,045	$70,042	$ 56,980
Revenues:				
Net premiums earned	$ 84,772	$84,015	$69,082	$ 83,063
Net investment income	5,475	8,557	5,994	6,906
Net realized investment (losses) gains	(1)	110	502	1,836
Fee income	1,276	1,108	1,148	1,481
Total revenues	91,522	93,790	76,726	93,286
Losses and expenses:				
Losses and loss expenses incurred	32,854	44,799	35,387	45,447
Commissions and brokerage	20,027	14,618	3,218	9,497
Other operating expenses	9,162	9,851	10,573	9,369
Interest expense	2,259	245	—	—
Minority interest in consolidated subsidiaries	2,106	2,428	2,817	3,179
Total losses and expenses	66,408	71,941	51,995	67,492
Income before income taxes	25,114	21,849	24,731	25,794
Income tax provision (benefit)	1,507	371	1,007	(2,046)
Net income before convertible preferred share dividends	$ 23,607	$21,478	$23,724	$ 27,840
Convertible preferred share dividends	3,182	3,245	3,310	3,376
Net income available to common shareholders	$ 20,425	$18,233	$20,414	$ 24,464
Basic earnings per common share:				
Net income available to common shareholders	$ 1.71	$ 1.53	$ 1.71	$ 2.02
Average shares outstanding	11,894	11,921	11,925	12,123
Diluted earnings per common share:				
Net income	$ 1.04	$ 0.93	$ 1.01	$ 1.14
Average shares outstanding	22,664	23,183	23,583	24,462
Dividends paid per common share	$ 0.06	$ 0.06	$ 0.06	$ 0.06

($000'S, EXCEPT PER SHARE DATA)	THREE MONTHS ENDED March 31	June 30	September 30	December 31
2002				
Net premiums written	$103,661	$20,723	$66,809	$103,290
Revenues:				
Net premiums earned	$ 59,156	$45,763	$75,741	$ 88,700
Net investment income	4,087	8,445	5,011	7,350
Net realized investment gains (losses)	489	514	4,782	3,196
Fee income	1,253	586	928	665
Total revenues	64,985	55,308	86,462	99,911
Losses and expenses:				
Losses and loss expenses incurred	17,223	18,863	48,264	42,512
Commissions and brokerage	12,443	5,276	13,489	22,183
Other operating expenses	8,870	6,223	6,696	10,664
Interest expense	745	754	698	742
Minority interest in consolidated subsidiaries	2,224	2,199	2,127	2,095
Total losses and expenses	41,505	33,315	71,274	78,196
Income before income taxes	23,480	21,993	15,188	21,715
Income tax provision	5,247	2,949	4,179	5,454
Net income before convertible preferred share dividends	$ 18,233	$19,044	$11,009	$ 16,261
Convertible preferred share dividends	—	2,900	3,058	3,119
Net income available to common shareholders	$ 18,233	$16,144	$ 7,951	$ 13,142
Basic earnings per common share:				
Net income available to common shareholders	$ 1.56	$ 1.37	$ 0.67	$ 1.11
Average shares outstanding	11,710	11,768	11,817	11,863
Diluted earnings per common share:				
Net income	$ 1.51	$ 0.88	$ 0.50	$ 0.73
Average shares outstanding	12,037	21,655	22,137	22,420
Dividends paid per common share	$ 0.06	$ 0.06	$ 0.06	$ 0.06

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
PXRE Group Ltd.

We have audited the accompanying consolidated balance sheets of PXRE Group Ltd., and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PXRE Group Ltd., and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, PXRE Group Ltd. adopted the provisions of FAS 133 "Accounting for Derivative Instruments and Hedging Activities," during 2001.

KPMG LLP

KPMG LLP
New York, New York
February 10, 2004

FINANCIAL REPORTING RESPONSIBILITY

The management of PXRE Group Ltd. has the primary responsibility for maintaining the integrity and accuracy of the financial information presented in this annual report. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Unless otherwise noted, all financial information presented in this annual report is consistent with these financial statements.

The Group maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that financial records may be relied upon in preparing financial statements.

KPMG LLP, our independent auditors, have audited the consolidated financial statements of the Group, and their report is included in this section of the annual report. The independent auditors have unrestricted access to each member of management in conducting their audit. Such audit was conducted in accordance with auditing standards generally accepted in the United Sates and included a review of internal accounting controls, tests of transactions, and other auditing procedures as they considered necessary to express an opinion on the financial statements. Robert A. Bear, Chief Actuary and Senior Vice President of PXRE Corporation, certified the adequacy of the Group's reserves for losses and loss expense liabilities. An independent actuarial consulting firm performed a review of the adequacy of PXRE Syndicate 1224 reserves determined and established by management for losses and loss expense liabilities.

The Audit Committee of the Board of Directors, composed entirely of non-management directors, oversees management's discharge of its financial reporting responsibilities.

Jeffrey L. Radke
President and Chief Executive Officer

John M. Modin
Executive Vice President and
Chief Financial Officer

CORPORATE DATA

Board of Directors

F. Sedgwick Browne, Esq.
Senior Counsel
Sidley Austin Brown & Wood LLP

Bradley E. Cooper
Partner
Capital Z
Financial Services Partners

Robert W. Fiondella
Retired Chairman and
Chief Executive Officer
The Phoenix Companies, Inc.

Susan S. Fleming
Former Partner
Capital Z
Financial Services Partners

Franklin D. Haftl
Retired President and
Chief Executive Officer
Unione Italiana Reinsurance
Company of America, Inc.

Craig A. Huff
President
Reservoir Capital Group

Wendy Luscombe
WKL Associates, Inc.

Philip R. McLoughlin
Retired Chairman and
Chief Executive Officer
Phoenix Investment Partners, Ltd.

Gerald L. Radke
Chairman
PXRE Group Ltd.

Robert M. Stavis
Partner
Bessemer Venture Partners

PXRE Group Corporate Officers

Gerald L. Radke
Chairman

Jeffrey L. Radke
President and
Chief Executive Officer

Guy D. Hengesbaugh
Chief Operating Officer

John M. Modin
Executive Vice President and
Chief Financial Officer

John Daly
Executive Vice President

David J. Doyle
Secretary

Bruce J. Byrnes
General Counsel
PXRE Reinsurance Company

Executive Offices

The Swan Building
26 Victoria Street
Hamilton HM12
Bermuda
Telephone (441) 296-5858
Facsimile (441) 296-6162

Mailing Address

P.O. Box HM 1282
Hamilton HM FX
Bermuda

Independent Accountants

KPMG LLP
New York, NY

Common Stock Listing

New York Stock Exchange,
Symbol PXT

Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Investor Relations Contact

Jeffrey Goldberger
Senior Vice President
The Ruth Group
(646) 536-7033
jgoldberger@theruthgroup.com

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to John M. Modin, Executive Vice President and Chief Financial Officer, at the Company's executive offices. In addition, the Company makes available, free of charge through its website at www.pxre.com, the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and other reports filed with the SEC.

Annual Meeting

The 2003 Annual Meeting of Shareholders will be held at 9:00 a.m. local time on May 5, 2004 at the Company's headquarters, The Swan Building, 26 Victoria Street, Hamilton HM12, Bermuda. Shareholders of record as of the close of business on March 19, 2004 are entitled to vote at this meeting.

Designed by Curran & Connors, Inc. / www.curran-connors.com

PXRE Group Ltd.

Swan Building
26 Victoria Street
Hamilton HM12
Bermuda

Telephone (441) 296-5858 Facsimile (441) 296-6162